

TRICO BANCSHARES 2002 ANNUAL REPORT




TRI COUNTIES BANK
780


Raley's


Tri Counties Bank Country
NEW BRANCHES IN 2002:
Oroville, Brentwood, Fresno,
Sacramento North Natomas
Crescent City
Yreka
Weed
Mt. Shasta
Bieber
Fall River Mills
Burney
Redding (4)
Palo Cedro
Cottonwood
Susanville
Red Bluff
Chico (4)
Covelo
Orland
Paradise
Willows
Durham
Oroville
Grass Valley
Yuba City (2)
Marysville
Beale AFB
Middletown
Sacramento (2)
Brentwood
San Francisco
Modesto
Patterson
San Jose
Gustine
Chowchilla
Fresno
Visalia
Bakersfield
Los Angeles
299
395
5
101
99
162
80
70
29
N

In 1975, with $1 million in capital, a group of business people, farmers and professionals chartered Tri Counties Bank in Chico, California. Six years later TriCo Bancshares, a holding company, was formed with the Bank as its sole subsidiary. At year end 2002, the Company had capital exceeding $99 million.

The Bank has grown from the original branch in Chico to thirty-two traditional branches and ten in-store branches in twenty Northern California counties from the San Joaquin Valley to the Oregon border. In 2002, the Bank opened four new branches: a traditional branch in Oroville and Fresno, and an in-store branch in Brentwood and Sacramento (North Natomas).

Throughout the years of expansion, Tri Counties Bank has remained committed to customer-oriented retail banking by developing banking products and utilizing current technology to meet customer needs and desires. During this evolution of product and technology, Tri Counties Bank has maintained its most outstanding feature: old-fashioned, personal customer service. Customers are always welcome in our branches and are greeted by a courteous, friendly and professional staff.

The Bank provides customer convenience through traditional and in-store branches with extended hours. Also, customers can perform most common banking functions through the 24-hour telephone banking system, as well as via the Internet. Personalized service is available seven days a week from customer service representatives in the Bank's Telephone Banking Center. Retail banking services include home equity loans and lines of credit tailored to match customer needs, installment loans, checking accounts with added value, the Check Card, which allows the customer to access checking account funds at ATMs and worldwide wherever Visa is accepted, a variety of savings options, mutual funds and annuity products through Raymond James Financial Services, Inc., and MasterCard credit cards.

The Bank's business customers are primarily small to medium-sized enterprises and agribusinesses within the Bank's service area. Business customers can rely on a personal business banker who acts as a guide to financial services and expediter of business loans. Business banking services include loans, lines of credit and small business loans, merchant card services, which allow the customer's business to accept credit, debit and ATM card payments, electronic banking products, which enable customers to initiate a wide variety of banking functions from a personal computer or touch-tone phone, business checking services, business savings and investments, equipment leasing and business retirement products.

Tri Counties Bank relies substantially on local promotional activity, personal contacts by its officers, directors, and employees, extended hours, personalized service and its reputation in the communities it serves, to compete with other financial institutions.



NASDAQ SYMBOL: TCBK
www.tcbk.com

Five Year Selected Financial Data (in thousands, except share data)

	2002	2001	2000	1999	1998
STATEMENT OF OPERATIONS DATA:[1]					
Interest income	**$ 64,696**	$ 71,998	$ 76,327	$ 67,808	$ 64,404
Interest expense	**12,914**	23,486	28,543	24,370	25,296
Net interest income	**51,782**	48,512	47,784	43,438	39,108
Provision for loan losses	**2,800**	4,400	5,000	3,550	4,200
Net interest income after provision for loan losses	**48,982**	44,112	42,784	39,888	34,908
Noninterest income	**19,180**	16,238	14,922	12,775	13,494
Noninterest expense	**45,971**	40,607	37,846	34,726	34,583
Income before income taxes	**22,191**	19,743	19,860	17,937	13,819
Provision for income taxes	**8,122**	7,324	7,237	6,534	5,049
Net income	**$ 14,069**	$ 12,419	$ 12,623	$ 11,403	$ 8,770
SHARE DATA:[2]					
Diluted earnings per share	**$ 1.96**	$ 1.72	$ 1.72	$ 1.56	$ 1.21
Cash dividend paid per share	**0.80**	0.80	0.79	0.70	0.49
Common shareholders' equity at year end	**14.02**	12.42	11.87	10.22	10.22
BALANCE SHEET DATA at year end:					
Total loans, gross	**$ 687,522**	$ 658,732	$640,391	$587,979	$532,433
Total assets	**1,144,574**	1,005,447	972,071	924,796	904,599
Total deposits	**1,005,237**	880,393	837,832	794,110	769,173
Total shareholders' equity	**99,014**	86,933	85,233	73,123	72,029
SELECTED FINANCIAL RATIOS:					
Return on average assets	**1.35%**	1.27%	1.35%	1.26%	1.03%
Return on average common shareholders' equity	**15.03%**	14.19%	16.03%	15.59%	12.80%
Leverage ratio	**8.27%**	8.17%	8.41%	7.78%	7.29%
Total risk-based capital ratio	**11.97%**	11.68%	12.22%	11.77%	11.83%
Net interest margin[3]	**5.61%**	5.58%	5.70%	5.40%	5.19%
Allowance for loan losses to total loans outstanding at end of year	**2.09%**	1.98%	1.82%	1.88%	1.54%

[1] Tax-exempt securities are presented on an actual yield basis.
[2] Retroactively adjusted to reflect 3-for-2 stock split effected in 1998.
[3] Calculated on a tax equivalent basis.


$55,000
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
1998 1999 2000 2001 2002


EARNINGS PER SHARE
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
1998 1999 2000 2001 2002


OTAL ASSETS
THOUSANDS
$900,000
1999 2000 2001 2002
NET INCOME
IN THOUSANDS
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
1998 1999 2000 2001 2002


$1,050,000
$1,000,000
$950,000
$900,000
$850,000
$800,000
$750,000
$700,000
1998 1999 2000 2001 2002


$700,000
$650,000
$600,000
$550,000
$500,000
$450,000
1998 1999 2000 2001 2002

President's Message



I am pleased to report that TriCo Bancshares, the parent company, and Tri Counties Bank, our wholly owned subsidiary, continue to improve the financial success and well-being of our shareholders, customers, communities and employees.

During 2002, earnings per diluted share increased 14.0% to $1.96 from $1.72. A record net income of $14,069,000 was achieved despite continued historic low interest rates and the opening of four new branches. These are located in Oroville (Butte county seat), Brentwood (west of Stockton), North Natomas (north of Sacramento) and Fresno. Along with significant deposit growth in our existing communities, these new markets helped us grow assets and deposits over 14.0%. Year-end assets were $1.144 billion and deposits $1.005 billion.

Total shareholders' equity increased to $99,014,000 at year-end. Market capital was over $175,000,000, up from $130,000,000. The 2002 $0.80 annual cash dividend alone provided a return on investment over 3.0%, and combined with our stock price appreciation, total return on investment was 32.5%. Shareholders can take pride in the 2002 performance of their TriCo Bancshares investment.

During 2002, Tri Counties Bank gained many new customers through a renewed emphasis on branch banking. As a community bank offering a wide range of financial services, we differentiate ourselves by special expertise in non-deposit investment products, home equity, mortgage and small business lending. Tri Counties Bank continues an exceptionally strong program in annuity sales.

We anticipate continued growth by increasing our share in existing markets and by entering new markets within the wide geographic area currently served. The North State National Bank merger announced for early 2003 will give us local deposit market-share leadership. In addition, we will add quality loan clientele similar to our own. Like Tri Counties Bank, North State National Bank has supported a variety of community causes. We will take on these causes as our own.

Our plan is to continue expansion while growing revenues faster than expenses and maintaining high credit standards. Thank you for your confidence and support.

Sincerely,

Richard P. Smith
President and Chief Executive Officer



Chairman's Message

The Board of Directors incorporated TriCo Bancshares October 13, 1981, and Tri Counties Bank became a wholly owned subsidiary. All Bank directors also became directors of the new Holding Company. Tri Counties Bank is currently twelve times larger than in 1981. It is now advantageous to have two separate boards serving the varying interests of our shareholders, customers, employees and communities. The Tri Counties Bank board will oversee day-to-day banking operations. The TriCo Bancshares board will focus on strategic initiatives and on the corporate governance particularly important to the shareholders of this publicly held Holding Company.

On June 30, TriCo Bancshares was added to the Russell 2000 Small-cap Index, giving us greater visibility to index fund buyers and institutions.

Your Board thanks Brian D. Leidig for over twenty years of wise counsel and warm friendship. Brian, who retired from both boards June 30, joined us in March 1981 when Tri Counties Bank acquired Shasta County Bank, Redding.

A definitive agreement was signed October 7 to acquire North State National Bank, a two-office bank headquartered in Chico with assets over $140 million. This acquisition is expected to increase earnings per share immediately. It will also make Tri Counties Bank the largest bank in our home market. Steve Nettleton, their Chairman of the Board and principal shareholder, will join both our boards.

Donald Amaral recently joined the TriCo Bancshares board. Don built an enviable record of creating shareholder value as chairman, president, chief executive officer and chief financial officer of a number of national corporations. He currently serves as an outside director on one other Board of Directors.

On December 10, Michael W. Koehnen and John S. Hasbrook joined the Tri Counties Bank Board of Directors. Mike and John will contribute valuable knowledge and personal relationships to the Bank. We are delighted to welcome these young, vital and well-respected members of the Central Valley agricultural community.

Your board has pride and confidence in our new management team. During 2002, they exceeded every measure of success. TriCo Bancshares and Tri Counties Bank are well positioned to move forward.

Sincerely,

William J. Casey
Chairman of the Board

Management Team





Richard P. Smith
President and CEO

Thomas Reddish
Vice President,
Chief Financial Officer

Richard O'Sullivan
Executive Vice President,
Wholesale Banking

Rick Miller
Senior Vice President,
Director of Human Resources

Board of Directors



William J. Casey
Chairman of the Board
TriCo Bancshares and Tri Counties Bank

Health Care Consultant, Chico



Wendell J. Lundberg
Secretary of the Board
TriCo Bancshares and Tri Counties Bank

Owner, Wehah Farms Rice and Grain Operations, Richvale



Robert H. Steveson
Vice Chairman of the Board
TriCo Bancshares and Tri Counties Bank, Chico



Donald E. Murphy
Vice Chairman of the Board
TriCo Bancshares and Tri Counties Bank

Vice President and General Manager, J.H. McKnight Ranch, Nelson



Craig Carney
Senior Vice President,
Chief Credit Officer

Andrew Mastorakis
Executive Vice President,
Retail Banking

Ray Rios
Vice President,
Manager Information Systems



Richard P. Smith
Board Member
TriCo Bancshares and
Tri Counties Bank

President and Chief
Executive Officer,
TriCo Bancshares and
Tri Counties Bank,
Chico



Alex A. Vereschagin, Jr.
Board Member
TriCo Bancshares and
Tri Counties Bank

Secretary-Treasurer,
Plaza Farms
and General Partner,
Vereschagin Co.,
Orland



John S. Hasbrook
Board Member
Tri Counties Bank

President,
Hasbrook-Fetter Farms, Inc.
Winters



Craig S. Compton
Board Member
TriCo Bancshares and
Tri Counties Bank

President, AVAG, Inc.
Aerial Application
Business,
Richvale



Carroll Taresh
Board Member
TriCo Bancshares and
Tri Counties Bank

Retired Banking
Executive,
Chico



Michael W. Koehnen
Board Member
Tri Counties Bank

Owner,
C.F. Koehnen & Sons,
Orchard and Apiary
Operations,
Ordbend

veryday
s for
haring

REDDING CHAMBER OF COMMERCE CHAMBOREE• SOROPTIMIST INTERNATIONAL MARDI GRAS • OUR LADY OF MIRACLES PARENTS CLUB • CHILDREN'S CHOIR OF CHICO • MAYERS INTERMOUNTAIN HEALTH FOUNDATION • VALENTINE CHOCOLATE FESTIVAL • REDDING RODEO ASSOCIATION • REDDING SCHOOL OF THE ARTS • UNIVERSITY FOUNDATION • CHICO YOUTH ENTREPRENEURSHIP CAMP • CRESCENT CITY COMMUNITY • SHASTA COUNTY SHERIFF'S FLYING POSSE • AIRPORT RENOVATION FALL RIVER • FRIENDS OF SHASTA COUNTY LIBRARIES • NORTH STATE SYMPHONY • NO. CALIFORNIA EDUCATION- TELEVISION • SHASTA COUNTY FARM BUREAU • KIDS UNLIMITED • ORLAND COMMUNITY • THE ORESTIMBA SCHOLAR- SHIP • TOWNSEND OPERA PLAYERS • AMERICAN CANCER SOCIETY • SHASTA FAMILY YMCA • BUTTE COUNTY SHERIFF'S SEARCH & RESCUE • DIABETES SOCIETY OF YUBA SUTTER • ENLOE HOSPITAL FOUNDATION • FREMONT RIDEOUT FOUNDATION • AMERICAN HEART ASSOCIATION • MODESTO GATEWAY ROTARY • BEL PASSIE BASEBALL • PLEASANT VALLEY HIGH SCHOOL • INDEPENDENT LIVING SERVICES • SACRED HEART SCHOOL • SHASTA COUNTY INTER-MOUNTAIN FAIR • WEED HIGH SCHOOL • CASA DE ESPERANZA • EAST REDDING LITTLE LEAGUE • BETHEL CHRISTIAN SCHOOL • FOOTHILL AREA LIT- TLE LEAGUE • NORTHERN CALIFORNIA DRAG RACING ASSOC. • SHASTA COUNTY STATE FAIR • PATTERSON APRICOT FIESTA • SUGAR BOWL ACADEMY • GUSTINE UNLIMITED SCHOLARSHIP TRUST ORG • SIERRA CASCADE GIRL SCOUT COUNCIL • HOSPICE • CHOWCHILLA-MADERA COUNTY FAIR • DEL NORTE HIGH SCHOOL SCHOLARSHIP • ENTERPRISE HIGH SCHOOL SCHOLARSHIP • ETNA HIGH SCHOOL SCHOLARSHIP • HILLTOP HIGH SCHOOL SCHOLARSHIP • MT LASSEN HIGH SCHOOL SCHOLARSHIP • PARAGON HIGH SCHOOL SCHOLARSHIP • RED BLUFF HIGH SCHOOL SCHOLARSHIP • SUNSET HIGH SCHOOL SCHOLARSHIP • WEST VALLEY HIGH SCHOOL SCHOLARSHIP • YREKA UNION HIGH SCHOOL SCHOLARSHIP • BELLA VISTA SCHOOL PLAYGROUND EQUIPMENT • CASCADE THEATRE RESTORATION PROJECT • REDDING RATTLERS • MODOC HIGH SCHOOL SCHOLARSHIP • BOYS & GIRLS CLUB • BIG VALLEY HIGH SCHOOL SCHOLARSHIP • FALL RIVER HIGH SCHOOL SCHOLARSHIP • CHICO SENIOR HIGH SCHOOL JUNIOR LIVESTOCK AUCTION • BURNEY HIGH SCHOOL SCHOLARSHIP • RURAL ELDERS • PLEASANT VALLEY BAPTIST SCHOOLS • CITIZEN'S FOR THE 4TH • KIXE • CHICO MUSEUM ASSOCIATION• SHASTA JR LIVESTOCK AUCTION • WORK TRAINING CENTER • PEG TAYLOR CENTER • HABITAT FOR HUMANITY • BUTTE COUNTY LIBRARY-PARADISE BRANCH • SHASTA COUNTY STATE FAIR • ARTHRITIS FOUNDATION • COLLEGE OF REDWOODS SCHOLARSHIP • GUSTINE FAIR SALE BOOSTERS • BUTTE COLLEGE • CHICO CHRISTIAN SCHOOLS • CHAMPION CHRISTIAN SCHOOL • FOUR WINDS OF INDIAN EDUCATION • KING'S CHRISTIAN SCHOOL • NOTRE DAME SCHOOL • REDDING SWIM TEAM • CHICO AQUAJETS SWIMMING • YANKEE HILL HISTORICAL SOCIETY • DEL NORTE COUNTY FAIRGROUNDS • BOYS & GIRLS CLUB CLUBHOUSE FUND • CHOWCHILLA-MADERA FAIR • GREATER YOSEMITE COUNCIL • NOR CAL ANTIQUE TRAC- TORS • SHASTA CENTER FOR SEXUAL ABUSE TREATMENT • CSU CHICO • QUEST SCHOLARSHIP AWARDS • LASSEN COMMU- NITY COLLEGE • FOOTHILL HIGH SCHOOL, • LASSEN COMMUNITY COLLEGE • SHASTA COLLEGE SCHOLARSHIP • MARCH OF DIMES • ROTARY INTERNATIONAL • BUTTE HOME HEALTH & HOSPICE • CHICO TENNIS ASSOCIATION • MUSCULAR DYSTRO- PHY ASSOCIATION • KCHO • RURAL HUMAN SERVICES BUILDING FUND • WEST VALLEY HIGH SCHOOL GIRLS HOOPS TOUR- NAMENT • BIGGS HIGH SCHOOL BOOSTER CLUB • SACRAMENTO RIVER CATS BASEBALL CLUB • CHICO AREA RECREATION DISTRICT • BREAD BOARD • CENTER FOR ECONOMIC DEVELOPMENT • CHS CENTENNIAL CELEBRATION • CHICO STARZ FASTPITCH • COUGAR POWER • FALL RIVER SOFTBALL ASSOCIATION • CALIFORNIA DRIED PLUM FESTIVAL • SIERRA CAS- CADE GIRL SCOUT COUNCIL • SUTTER JR HUSKIES • YUBA SUTTER CHAMBER OF COMMERCE • NEWMAN FALL FESTIVAL • FORTY-NINER FOOTBALL • CASA OF DEL NORTE • YREKA CHAMBER OF COMMERCE • FRIENDS OF ROUND VALLEY PUBLIC LIBRARY • COVELO BLACKBERRY FESTIVAL • WILLOWS YOUTH FOOTBALL • PARADISE ROTARY CLUB • CHICO HEAT BASEBALL CLUB • GUSTINE CHAMBER OF COMMERCE • WILLOWS AREA CHAMBER OF COMMERCE • NOR CAL ROAD KNIGHTS • GHS CHEERLEADERS BOOSTERS • ROTARY CLUB OF SUSANVILLE • GLENN COUNTY HARVEST FESTIVA • DEL NORTE ASSOC FOR CULTURAL AWARENESS • TULARE COUNTY FAIR • INTERMOUNTAIN FAIR• WILLOWS AREA CHAMBER OF COMMERCE • YUBA COLLEGE • BURNEY LIONS CLUB • MODESTO GATEWAY ROTARY • 41ST DISTRICT AGRICULTURAL ASSOC • MT SHASTA YOUTH SOCCER • OFF THE WALL SOCCER • LAS PLUMAS HIGH SCHOOL • FARM CITY CELEBRATION • BUTTE COUNTY FARM BUREAU • OROVILLE ECONOMIC DEVELOPMENT CORP • BURNEY YOUTH BASKETBALL LEAGUE • PARADISE GOLD NUGGET DAYS • MERCY HIGH SCHOOL • YUBA COLLEGE ATHLETICS • CSUB FOUNDATION • GOLDEN EMPIRE COUN- CIL BOY SCOUTS • MID STATE DEVELOPMENT CORP • COTTONWOOD LITTLE LEAGUE, • DURHAM LITTLE LEAGUE • ROUND VALLEY COMMUNITY RODEO • CHICO AMERICAN LEGION BASEBALL • CHICO EASTSIDE LITTLE LEAGUE• COTTONWOOD CHAMBER OF COMMERCE • INTERMOUNTAIN HOSPICE • KNIGHTS OF COLUMBUS • REDDING RODEO ASSOCIATION • THE ... • SOROPTIMIST INTERNATIONAL-CRESCENT CITY • CALIFORNIA WOMEN FOR AGRICULTURE • CITY OF RED BLUFF ... & RECREATION • DEL NORTE YOUTH WRESTLING • CHICO RI... BASEBALL CLUB • BURNEY LIONS HALL • GU...NE ... NATIONAL WILD

Commitment to


Sanctuary Safe Place
Thank You, TRI Counties Bank!
Safe Place

Tri Counties Bank is honored to support causes like the EOC Sanctuary, the only shelter for runaway, homeless children in the entire Central California Valley. Since 1992, the Sanctuary has provided Safe Place shelter for more than 10,000 runaway children and incredibly has reunited more than 7,500 with their families. Over 90% of the children served are between eleven and fifteen years of age and reside in Fresno. Last year, the Sanctuary helped more than 1,200 children get off the street and into shelter. The Sanctuary is administered by the Fresno County Economic Opportunities Commission (EOC), a private, non-profit community action agency.

Retail Banking


Your life improvement bank.

from left:

Karen Fields
Vice President,
Regional Manager,
In-store Branches

Cindy Bennington-Foor
Vice President,
Regional Manager,
Southern Branches

Monica Canchola
Vice President,
Operations Administration

Andrew Mastorakis
Executive Vice President,
Retail Banking

J. Kay Armstrong
Vice President,
Call Center Manager

Guy Watson
Vice President,
Regional Manager,
Northern Branches

Andrea Stile
Marketing Manager

Retail Banking experienced continued success with existing programs as well as with the new initiatives we have pursued. Our continued growth in 2002 tells us that we have, in fact, delivered on our promise to be "your life improvement bank." Our primary goal was to increase our household base. Exceeding our targets, our base grew over 5,800 households, a more than 10% gain. Low-cost deposits increased through this extraordinary household growth. Our overall deposit growth of 14.2% was comprised of low-cost deposits, such as checking and savings, growing at 18.2% versus higher-cost time deposits growing at 5.4%.

The success of our four de novo branch openings confirmed management's confidence in the Bank's expansion potential. Whether we were known in the market or not, we found that the application of our new branch launch strategy—a trained team using a process which included top management support—was the determining factor in the strong start of a new branch. We've been able to achieve one-year targets in deposits and new households within the first three or four months. This fast start contributes to the on-going success of the branch.

Realizing the potential of supermarket banking, an achievement difficult for many banks, has largely contributed to the overall success of the Bank in 2002. We are currently exploring additional opportunities in this exciting and fast-paced area of banking.

We have maintained retail consumer loan growth with an increase of 18.8% in spite of continued declining interest rates and refinancing activity. Our long-range goal is to grow same branch consumer loan balances by 10% year-over-year.

We experienced early success in the launch of our Business Banking Group, developed to better serve small and micro-business customers (those with sales under $3 million per year). We experienced growth of nearly $20 million in loans outstanding.

Our new Overdraft Privilege is a valued service—a safety net against unforeseen expenses and emergencies. This beneficial service has contributed toward the Bank's increase in revenue.

We look forward to 2003 as we continue to develop this diversified growth.



This effective Operations staff is combined with a beneficial service to create revenue growth.

Bonnie Burger, Operations Account Manager
Lisa Bee, Overdraft Privilege Coordinator
Monica Canchola, Vice President, Operations Administration

Convenience
Commitment
Community







2002's de novo branch openings were our most successful to date.

above: Sacramento North Natomas from left: Sacramento North Natomas, Oroville, Brentwood, Fresno



Rick Hagstrom
Vice President,
Manager, Real Estate Department

Mortgage Lending volume in 2002 reached a record of over $200,000,000. This is a 44% increase over 2001, also a record year.



Judy Mason
Vice President,
Manager, Central Operations

Imaging checks and statements allows immediate response to customer inquiries and reduces the number of research requests coming into the Operations Center. The Bank saves time and money while providing instant personal service.





Our promise to be our customers' "life improvement bank" is the core of our mission statement. As their financial services provider, we do everything in our power to put them on the path to financial success. We have invested considerable time and effort to train a team of banking experts who can deliver on this promise.

Our front-line team members have been taught how to talk to customers and learn their true needs. Often, we are able to guide customers to financial solutions they did not know were available.

Our customers guide us as well. Listening to customer needs results in new products and services. These on going customer dialogs enable us to provide meaningful life-improving banking solutions.

Businesses, retirees and homeowners may be considered our key customer segments, but within these groups are varied individuals. We intend to find the perfect set of banking products for each and every one of them.


Excellence for



our customers



Dan Bay
Vice President,
Non-deposit Investment Services



Nolan Hawkins,
Vice President,
Commercial Lending
Redding

Brenda Dunn,
Corporate Client Services



Bob Elmore
Vice President,
Commercial Lending
Yuba City

Darryl Kushner
Equipment Leasing



Greg Gill
Vice President,
Commercial Lending
Bakersfield



Toni Wilson,
Corporate Client Services

Dave Raven,
Vice President,
Commercial Lending
Chico





Richard O'Sullivan
Executive Vice President,
Wholesale Banking

The Wholesale Banking Group operates from six regional hubs located in Chico, Redding, Yuba City, Sacramento, Bakersfield and Fresno. Each hub is staffed locally with Relationship Managers and Credit Analysts who are chartered with business development and ongoing relationship management. Loan documentation is drawn at the Chico Headquarters.

Business types sought as commercial customers include agriculture, manufacturing and assembling, wholesalers, distributors, retailers, basic service industries and providers, construction and standing real estate, developers and builders.

A Tri Counties Bank commercial customer typically has borrowing needs between $500,000 and $5,000,000. They may also have large cash deposit balances requiring higher return and/or sophisticated cash management capability. These customers are generally businesses with sales over $2,000,000, or are high net worth individuals who borrow larger sums to finance investments that are usually real estate oriented. Commercial customers require a high degree of individualized service from the specialists found in our Wholesale Banking Group for loans, deposits, investments and insurance. Members of our Wholesale Banking Group often become an essential part of the customer's business.

Relationship Managers initiate customer affiliations through a direct calling program, assessing the customer's needs and making recommendations. The Relationship Manager delivers loan products, including working capital lines of credit, asset-based financing, equipment term loans and leases, crop loans, agricultural ground development financing, real estate construction and permanent loans, planned development financing and other custom-tailored products.

Corporate Client Services Officers support corporate clients with sophisticated Cash Management. eCash Management allows customers to do most regular banking transactions anytime from their desktop using the internet. Cash Control Sweep Investment accounts enable commercial customers to maximize their daily investments automatically, using their checking balances when they exceed a predetermined minimum. Other Cash Management services include business deposit accounts and controlled disbursements.

Investment Representatives provide non-deposit investment products, retirement and financial planning, as well as insurance through Raymond James Financial Services.

The Manager of the branch where deposit and loan accounts are domiciled, joins all of these Tri Counties Bank specialists as one team, to support the development and maintenance of the customer relationship.

In addition to having strong regional representation, major borrowers and prospects in each marketplace are routinely called on and recognized by Senior Management. This dedication to customer calling distinguishes Tri Counties Bank from others in the marketplace.

We believe that community involvement, local knowledge, underwriting and account management are key components of the wholesale banking strategy. This strategy provides better service for key commercial customers, better understanding of borrower needs and credit issues, better response time and credit structures, better underwriting and credit quality and better referral and business development.


TEAM
TRICO
OPEN 7AM

he spirit of



Team spirit lives at Tri Counties Bank! In fact, it's built into our culture. Since 1998, everybody–staff, management, even the board of directors–experiences TEAM TRICO physical and mental training. This training expands each individual's perception of what is personally possible. It also demonstrates how critical team members are to each other's success.

Management policy carries the team spirit concept into performance evaluations. Employee performance ratings are based on personal best, not on peer comparisons. Team members contribute to and rejoice in each other's triumphs.

How does team spirit affect the bottom line? Our emphasis on cooperative problem solving results in superior customer service. When a new branch opens, an experienced team rallies to open it right, maintaining the Tri Counties Bank brand. (And every team member loves driving "Turbie," our signature VW, around the new market area!) Walk into one of our newest offices and you feel the same Tri Counties Bank spirit of great service that all our customers enjoy. The response from the new communities we enter has been tremendous. They've shown their approval by bringing us their banking business.

our employees

Common Stock Information

Market Information

The Common Stock of the Company trades on the NASDAQ National Market under the symbol "TCBK.". The shares were first listed in the NASDAQ Stock Market in April 1993.

The following table summarizes the Common Stock high and low trading prices and volume of shares traded by quarter as reported by NASDAQ.

Quarter Ended:[1]	Prices of the Company's Common Stock High	Prices of the Company's Common Stock Low	Approximate Trading Volume (in shares)
March 31, 2001	$ 16.63	$ 14.88	707,000
June 30, 2001	17.33	14.81	667,900
September 30, 2001	19.80	16.75	530,000
December 31, 2001	19.74	17.93	874,200
March 31, 2002	21.05	18.05	264,200
June 30, 2002	27.40	21.10	964,500
September 30, 2002	27.45	21.60	644,000
December 31, 2002	25.25	22.01	800,800

[1] Quarterly trading activity has been compiled from NASDAQ trading reports.

Holders

As of December 31, 2002, there were approximately 1,701 holders of record of the Company's Common Stock.

Dividends

The Company has paid quarterly dividends since March 1990. The Company paid quarterly dividends of $0.20 per share in each quarter of 2002 and 2001.

The holders of Common Stock of the Company are entitled to receive cash dividends when and as declared by the Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in the California General Corporation Law (the "Corporation Law"). The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution.

The Company, as sole shareholder of the Bank, is entitled to receive dividends when and as declared by the Bank's Board of Directors, out of funds legally available therefore, subject to the powers of the FDIC and the restrictions set forth in the California Financial Code (the "Financial Code"). The Financial Code provides that a bank may not make any distributions in excess of the lesser of: (i) the bank's retained earnings, or (ii) the bank's net income for the last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period. However, a bank may, with the prior approval of the California Superintendent of Banks (the "Superintendent"), make a distribution to its shareholders of up to the greater of (A) the bank's retained earnings, (B) the bank's net income for its last fiscal year, or (C) the bank's net income for its current fiscal year. If the Superintendent determines that the shareholders' equity of a bank is inadequate or that a distribution by the bank to its shareholders would be unsafe or unsound, the Superintendent may order a bank to refrain from making a proposed distribution. The FDIC may also order a bank to refrain from making a proposed distribution when, in its opinion, the payment of such would be an unsafe or unsound practice. The Bank paid dividends totaling $5,779,000 to the Company in 2002. As of December 31, 2002, and subject to the limitations and restrictions under applicable law, the Bank had funds available for dividends in the amount of $15,390,000.

The Federal Reserve Act limits the loans and advances that the Bank may make to its affiliates. For purposes of such Act, the Company is an affiliate of the Bank. The Bank may not make any loans, extensions of credit or advances to the Company if the aggregate amount of such loans, extensions of credit, advances and any repurchase agreements and investments exceeds 10% of the capital stock and surplus of the Bank. Any such permitted loan or advance by the Bank must be secured by collateral of a type and value set forth in the Federal Reserve Act.

Independent Auditors' Report

The Board of Directors
TriCo Bancshares and Subsidiary:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of TriCo Bancshares and Subsidiary as of December 31, 2002, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated January 17, 2003, we expressed an unqualified opinion on those consolidated financial statements. The consolidated financial statements of TriCo Bancshares as of December 31, 2001, and for the two years then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

In our opinion, the information set forth in the accompanying 2002 condensed consolidated financial statements is fairly stated, in all material respects, in relation to the 2002 consolidated financial statements from which it has been derived.

KPMG LLP

Sacramento, California
January 17, 2003

Consolidated Balance Sheets

(in thousands, except share amounts)

	December 31,	
Assets	**2002**	2001
Cash and due from banks	**$ 67,170**	$ 59,264
Federal funds sold	**8,100**	18,700
Cash and cash equivalents	**75,270**	77,964
Investment securities	**338,024**	224,590
Loans:		
Commercial	**125,982**	130,054
Consumer	**201,858**	155,046
Real estate mortgages	**319,969**	326,897
Real estate construction	**39,713**	46,735
	687,522	658,732
Less: Allowance for loan losses	**(14,377)**	(13,058)
Net loans	**673,145**	645,674
Premises and equipment, net	**17,224**	16,457
Cash value of life insurance	**15,208**	14,602
Other real estate owned	**932**	71
Accrued interest receivable	**5,644**	5,522
Deferred income taxes	**8,429**	9,334
Intangible assets	**4,043**	5,070
Other assets	**6,655**	6,163
Total assets	**$ 1,144,574**	$ 1,005,447
Liabilities:		
Deposits:		
Noninterest-bearing demand	**$232,499**	$ 190,386
Interest-bearing demand	**182,816**	165,542
Savings	**297,926**	247,399
Time	**291,996**	277,066
Total deposits	**1,005,237**	880,393
Accrued interest payable	**2,927**	3,488
Other liabilities	**14,472**	11,677
Long-term debt and other borrowings	**22,924**	22,956
Total liabilities	**1,045,560**	918,514
Shareholders' equity:		
Common stock, no par value: authorized 20,000,000 shares; issued and outstanding 7,060,965 and 7,000,980 shares, respectively	**50,472**	49,679
Retained earnings	**46,293**	37,909
Accumulated other comprehensive income (loss)	**2,303**	(655)
Total shareholders' equity	**99,014**	86,933
Total liabilities and shareholders' equity	**$ 1,144,574**	$ 1,005,447

Consolidated Statements of Income

(in thousands, except earnings per share)

	Years Ended December 31, 2002	2001	2000
Interest income:			
Interest and fees on loans	**$52,472**	$58,730	$61,835
Interest on federal funds sold	**606**	1,506	538
Interest on investment securities—taxable	**9,430**	9,543	11,704
Interest on investment securities—tax exempt	**2,188**	2,219	2,250
Total interest income	**64,696**	71,998	76,327
Interest expense:			
Interest on interest-bearing demand deposits	**469**	1,487	2,360
Interest on savings	**2,710**	4,759	6,837
Interest on time certificates of deposit	**8,441**	15,261	15,806
Interest on short-term borrowing	**2**	7	623
Interest on long-term debt	**1,292**	1,972	2,917
Total interest expense	**12,914**	23,486	28,543
Net interest income	**51,782**	48,512	47,784
Provision for loan losses	**2,800**	4,400	5,000
Net interest income after provision for loan losses	**48,982**	44,112	42,784
Noninterest income:			
Service charges and fees	**11,286**	8,095	7,484
Commissions on sale of non-deposit investment products	**2,467**	2,576	2,784
Gain on sale of loans	**3,641**	2,095	802
Other	**1,786**	1,680	2,342
Gain on sale of investments	—	36	—
Gain on sale of insurance company stock	—	1,756	—
Gain on receipt of insurance company stock	—	—	1,510
Total noninterest income	**19,180**	16,238	14,922
Noninterest expenses:			
Salaries and related expenses	**24,290**	21,199	19,863
Other, net	**21,681**	19,408	17,983
Total noninterest expenses	**45,971**	40,607	37,846
Income before income taxes	**22,191**	19,743	19,860
Provision for income taxes	**8,122**	7,324	7,237
Net income	**$14,069**	$12,419	$12,623
Comprehensive Income:			
Change in unrealized gain on securities available for sale, net	**2,931**	441	5,209
Net change in minimum pension liability	**27**	(772)	—
Comprehensive Income	**$17,027**	$12,088	$17,832
Average Shares Outstanding	**7,019**	7,072	7,192
Diluted Average Shares Outstanding	**7,193**	7,219	7,341
Per Share Data			
Basic Earnings	**$2.00**	$1.76	$1.76
Earnings	**$1.96**	$1.72	$1.72
Dividends Paid	**$0.80**	$0.80	$0.79

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 2002, 2001 and 2000 (in thousands, except share amounts)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income, net	Total
Balance, December 31, 1999	$50,043	$28,613	($5,533)	$73,123
Net income for the period		12,623		12,623
Stock issued, including stock option tax benefits	665			665
Repurchase of common stock	(349)	(427)		(776)
Dividends		(5,680)		(5,680)
Unrealized gain on securities available for sale, net			5,209	5,209
Balance, December 31, 2000	$50,428	$35,129	($324)	$85,233
Net income for the period		12,419		12,419
Stock issued, including stock option tax benefits	1,872			1,872
Repurchase of common stock	(2,621)	(3,997)		(6,618)
Dividends		(5,642)		(5,642)
Unrealized gain on securities available for sale, net			441	441
Change in minimum pension liability, net			(772)	(772)
Balance, December 31, 2001	$49,679	$37,909	($655)	$86,933
Net income for the period		14,069		14,069
Stock issued, including stock option tax benefits	863			863
Repurchase of common stock	(70)	(119)		(189)
Dividends		(5,620)		(5,620)
Unrealized gain on securities available for sale, net			2,931	2,931
Change in minimum pension liability, net			27	27
Balance December 31, 2002	$50,472	$46,239	$2,303	$99,014

Consolidated Statements of Cash Flows

(in thousands)

	For the year ended December 31,		
	2002	2001	2000
Operating Activities:			
Net income	**$ 14,069**	$ 12,419	$ 12,623
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property and equipment, and amortization	**2,608**	2,708	2,641
Amortization of intangible assets	**911**	911	965
Provision for loan losses	**2,800**	4,400	5,000
Amortization of investment securities premium, net	**1,841**	398	217
Deferred income taxes	**(1,247)**	(660)	(650)
Investment security gains, net	—	(1,792)	(1,510)
Originations of loans for resale	**(177,796)**	(125,675)	(50,254)
Proceeds from sale of loans originated for resale	**179,415**	126,961	50,798
Gain on sale of loans	**(3,641)**	(2,095)	(802)
Amortization of mortgage servicing rights	**713**	223	186
Amortization of stock options	—	—	69
Loss (gain) on sale of fixed assets	**8**	(9)	77
Gain on sale of other real estate owned, net	**(8)**	(80)	(83)
Provision for losses on other real estate owned	—	18	25
Change in assets and liabilities:			
(Increase) decrease in interest receivable	**(122)**	1,413	(859)
(Decrease) increase in interest payable	**(561)**	(1,757)	1,052
Increase (decrease) in other assets and liabilities	**3,316**	(2,161)	(132)
Net Cash Provided by Operating Activities	**22,306**	15,222	19,363
Investing Activities:			
Proceeds from maturities of securities available for sale	**131,592**	85,619	39,663
Proceeds from sales of securities available for sale	—	14,119	—
Purchases of securities available for sale	**(241,794)**	(93,125)	(27,567)
Net increase in loans	**(31,203)**	(21,678)	(58,330)
Proceeds from sale of premises and equipment	**17**	32	40
Purchases of property and equipment	**(3,121)**	(1,951)	(2,998)
Proceeds from sale of other real estate owned	**79**	1,757	928
Net Cash Used by Investing Activities	**(144,430)**	(15,227)	(48,264)
Financing Activities:			
Net increase in deposits	**124,844**	42,561	43,722
Net (decrease) increase in federal funds purchased	—	(500)	500
Borrowings under long-term debt agreements	—	—	35,000
Payments of principal on long-term debt agreements	**(32)**	(11,027)	(46,522)
Repurchase of Common Stock	**(189)**	(6,618)	(776)
Dividends paid	**(5,620)**	(5,642)	(5,680)
Exercise of stock options/issuance of Common Stock	**427**	1,005	411
Net Cash Provided by Financing Activities	**119,430**	19,779	26,655
Net (Decrease) Increase in Cash and Cash Equivalents	**(2,694)**	19,774	(2,246)
Cash and Cash Equivalents and Beginning of Period	**77,964**	58,190	60,436
Cash and Cash Equivalents at End of Period	**$ 75,270**	$ 77,964	$ 58,190
Supplemental Disclosure of Noncash Activities:			
Loans transferred to other real estate owned	**932**	325	1,551
Supplemental Disclosure of Cash Flow Activity:			
Cash paid for interest expense	**13,475**	25,243	27,491
Cash paid for income taxes	**7,900**	9,089	7,573
Income tax benefit from stock option exercises	**$ 436**	$ 867	$ 254

TriCo Bancshares—Executive Officers

Richard P. Smith .... **President & Chief Executive Officer**

Thomas J. Reddish ...... **Vice President & Chief Financial Officer**

Wendell J. Lundberg .... **Secretary**

Tri Counties Bank—Executive Officers

Richard P. Smith .... **President & Chief Executive Officer**

Richard O'Sullivan ...... **Executive Vice President Wholesale Banking**

Andrew Mastorakis ..... **Executive Vice President Retail Banking**

Craig Carney............ **Senior Vice President Chief Credit Officer**

Thomas J. Reddish ...... **Vice President & Chief Financial Officer**

TriCo Bancshares Headquarters

63 Constitution Drive
Chico, California 95973
Telephone (530) 898-0300

Notice of Annual Meeting

Tuesday, May 13, 2003, at 6:00 P.M.
63 Constitution Drive
Chico, California 95973

Shareholder Relations

Suzanne Youngs
63 Constitution Drive
Chico, California 95973
(530) 898-0300

Transfer Agent

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Internet Address: www.mellon-investor.com

Stock Listing

NASDAQ Stock Exchange
Symbol: "TCBK"

The Company will provide to any interested party, without charge, a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto.
The report may be obtained by written request to: **Corporate Secretary, TriCo Bancshares, 63 Constitution Drive, Chico, CA 95973.**

Tri Counties Bank Traditional Branch Locations

Bakersfield
5201 California Avenue,
Suite 102
Bakersfield, CA 93309
(661) 325-9321

Bieber
Bridge & Market Streets
Bieber, CA 96009
(530) 294-5211

Burney
37093 Main Street
Burney, CA 96013
(530) 335-2215

Chico Mall
1950 E. 20th St.
Suite 725
Chico, CA 95928
(530) 898-0370

Park Plaza
780 Mangrove Ave.
Chico, CA 95927
(530) 898-0400

Pillsbury
2171 Pillsbury Road
Chico, CA 95927
(530) 898-0470

Chowchilla
305 Trinity Avenue
Chowchilla, CA 93610
(559) 665-4868

Cottonwood
3349 Main Street
Cottonwood, CA 96022
(530) 347-3751

Covelo
76405 Covelo Road
Covelo, CA 95428
(707) 983-6142

Crescent City
936 Third Street
Crescent City, CA 95531
(707) 464-4145

Durham
9411 Midway
Durham, CA 95938
(530) 898-0430

Fall River Mills
43308 State Highway 299E
Fall River Mills, CA 96028
(530) 336-6291

Fresno
7020 North Marks Ave.
Suite 101
Fresno, CA 93711
(559) 435-8089

Gustine
319 Fifth Street
Gustine, CA 95322
(209) 854-3761

Marysville
729 E Street
Marysville, CA 95901
(530) 749-1639

Middletown
21097 Calistoga Street
Middletown, CA 95461
(707) 987-3196

Mt. Shasta
204 Chestnut Street
Mt. Shasta, CA 96067
(530) 926-2653

Modesto
3320 Tully Road,
Modesto, CA 95350
(209) 548-4030

Orland
100 East Walker Street
Orland, CA 95963
(530) 865-5524

Oroville
1180 Oro Dam Boulevard
Oroville, CA 95965
(530) 438-0140

Palo Cedro
9125 Deschutes Road
Palo Cedro, CA 96073
(530) 547-4494

Paradise
6848 "Q" Skyway
Paradise, CA 95969
(530) 872-2992

Patterson
17 Plaza
Patterson, CA 95363
(209) 892-4098

Redding
1845 California Street
Redding, CA 96001
(530) 245-5930

Hilltop
1250 Hilltop Drive
Redding, CA 96049
(530) 223-3307

Sacramento
1760 Challenge Way
Suite 100
Sacramento, CA 95815
(916) 648-9370

Susanville
1605 Main Street
Susanville, CA 96130
(530) 257-4151

Visalia
2914 W. Main Street
Visalia, CA 93291
(559) 741-2940

Weed
303 Main Street
Weed, CA 96094
(530) 938-4401

Willows
210 North Tehama Street
P.O. Box 1158
Willows, CA 95988
(530) 934-2191

Yreka
165 S. Broadway
Yreka, CA 96097
(530) 842-2761

Yuba City
1441 Colusa Avenue
Yuba City, CA 95993
(530) 671-5563

Tri Counties Bank In-store Branch Locations

At Raley's
2400 Sand Creek Road
Brentwood, CA 94513
(925) 634-5500

At Albertsons
146 W. East Avenue
Chico, CA 95973
(530) 898-0381

Beale Air Force Base
17601-25th Street
Bldg 256
BAFB, CA 95902
(530) 788-7851

At Albertsons
12054 Nevada City Hwy
Grass Valley, CA 95949
(530) 477-9740

At Raley's
727 South Main Street
Red Bluff, CA 96080
(530) 529-7081

At Raley's
110 Hartnell Avenue
Redding, CA 96002
(530) 224-3431

At Raley's
201 Lake Boulevard
Redding, CA 96003
(530) 245- 4651

At Raley's
4650 Natomas Boulevard
Sacramento, CA 95835
(916) 419-4301

At Raley's
700 Onstott Road
Yuba City, CA 95991
(530) 751-8416

Tri Counties Bank Administration Office

63 Constitution Drive
Chico, CA 95973
(530) 898-0300
Fax: (530) 898-0310

Coming in 2003

At Raley's
211 W. East Avenue
Chico, CA 95973

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



RECEIVED
MAY 0 9 2003
PROCESSING
SECTION

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number 0-10661

TriCo Bancshares
(Exact name of Registrant as specified in its charter)

California	94-2792841
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
63 Constitution Drive, Chico, California	95973
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:(530) 898-0300
Securities registered pursuant to Section 12(b) of the Act: None.
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, without par value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES _X_ NO ___

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

YES ___ NO _X_

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, as of March 18, 2003, was approximately $134,685,000. This computation excludes a total of 1,968,408 shares which are beneficially owned by the officers and directors of Registrant who may be deemed to be the affiliates of Registrant under applicable rules of the Securities and Exchange Commission.

The number of shares outstanding of Registrant's common stock, as of March 18, 2003, was 7,073,795 shares of common stock, without par value.

The following documents are incorporated herein by reference into the parts of Form 10-K indicated: Registrant's Proxy Statement for use in connection with its 2003 Annual Meeting of Shareholders, for Part III.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ☐

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about TriCo Bancshares (the "Company") for which it claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Management's current knowledge and belief and include information concerning the Company's possible or assumed future financial condition and results of operations. When you see any of the words "believes", "expects", "anticipates", "estimates", or similar expressions, mean making forward-looking statements. A number of factors, some of which are beyond the Company's ability to predict or control, could cause future results to differ materially from those contemplated. These factors include but are not limited to:

- a continued slowdown in the national and California economies;
- increased economic uncertainty created by the recent terrorist attacks on the United States and the actions taken in response;
- the prospect of additional terrorist attacks in the United States and the uncertain effect of these events on the national and regional economies;
- changes in the interest rate environment;
- changes in the regulatory environment;
- significantly increasing competitive pressure in the banking industry;
- operational risks including data processing system failures or fraud;
- volatility of rate sensitive deposits; and
- asset/liability matching risks and liquidity risks.

In October 2002, the Company announced that it had entered into an agreement to acquire North State National Bank located in Chico, California. Many possible events or factors could affect the future financial results and performance of the Company or North State National Bank before the merger, or the Company after the merger, including:

- actual cost savings resulting from the merger are less than we expected, we are unable to realize those cost savings as soon as we expected or we incur additional or unexpected costs;
- revenues after the merger are less than we expected;
- competition among financial services companies increases;
- we have more trouble integrating our businesses than we expected;
- changes in the interest rate environment reduces our interest margins;
- general economic conditions change or are worse than we expected;
- legislative or regulatory changes adversely affect our business;
- changes occur in business conditions and inflation;
- personal or commercial customers' bankruptcies increase;
- changes occur in the securities markets; and
- technology-related changes are more difficult to make or more expensive than we expected.

PART I

ITEM 1. BUSINESS

Information About TriCo Bancshares' Business

TriCo Bancshares (the "Company") was incorporated in California on October 13, 1981. It was organized at the direction of the board of directors of Tri Counties Bank (the "Bank") for the purpose of forming a bank holding company. On September 7, 1982, the shareholders of Tri Counties Bank became the shareholders of TriCo and Tri Counties Bank became a wholly owned subsidiary of TriCo. At that time, TriCo became a bank holding company subject to the supervision of the Federal Reserve under the Bank Holding Company Act of 1956, as amended. Tri Counties Bank remains subject to the supervision of the California Department of Financial Institutions and the FDIC. Tri Counties Bank currently is the only subsidiary of TriCo and TriCo is not conducting any business operations independent of Tri Counties Bank.

On October 7, 2002, TriCo Bancshares announced that on October 3, 2002 it signed a definitive agreement with Tri Counties Bank, its wholly owned subsidiary, and North State National Bank, pursuant to which TriCo Bancshares will acquire all of the outstanding stock of North State National Bank in exchange for cash of approximately $13 million, approximately 716,000 shares of TriCo Bancshares common stock and options to purchase approximately 92,450 shares of TriCo Bancshares common stock, subject to adjustments as set forth in the agreement. Based upon a closing price of $23.92 per share of TriCo Bancshares common stock on October 3, 2002, the transaction was valued at $31.8 million. On March 19, 2003, shareholders of North State National Bank approved the proposed merger.

Business of Tri Counties Bank

Tri Counties Bank was incorporated as a California banking corporation on June 26, 1974, and received its certificate of authority to begin banking operations on March 11, 1975. Tri Counties Bank engages in the general commercial banking business in the California counties of Butte, Contra Costa, Del Norte, Fresno, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare and Yuba. Tri Counties Bank currently has 32 traditional branches and 10 in-store branches.

General Banking Services

The Bank conducts a commercial banking business including accepting demand, savings and time deposits and making commercial, real estate, and consumer loans. It also offers installment note collection, issues cashier's checks and money orders, sells travelers checks and provides safe deposit boxes and other customary banking services. Brokerage services are provided at the Bank's offices by the Bank's association with Raymond James Financial Services, Inc. The Bank does not offer trust services or international banking services.

The Bank has emphasized retail banking since it opened. Most of the Bank's customers are retail customers and small to medium-sized businesses. The Bank emphasizes serving the needs of local businesses, farmers and ranchers, retired individuals and wage earners. The majority of the Bank's loans are direct loans made to individuals and businesses in the regions of California where its branches are located. At December 31, 2002, the total of the Bank's consumer installment loans outstanding was $201,858,000 (29.4%), the total of commercial loans outstanding was $125,982,000 (18.3%), and the total of real estate loans including construction loans of $39,713,000 was $359,682,000 (52.3%). The Bank takes real estate, listed and unlisted securities, savings and time deposits, automobiles, machinery, equipment, inventory, accounts receivable and notes receivable secured by property as collateral for loans.

Most of the Bank's deposits are attracted from individuals and business-related sources. No single person or group of persons provides a material portion of the Bank's deposits, the loss of any one or more of which would have a materially adverse effect on the business of the Bank, nor is a material portion of the Bank's loans concentrated within a single industry or group of related industries.

In order to attract loan and deposit business from individuals and small to medium-sized businesses, branches of the Bank set lobby hours to accommodate local demands. In general, lobby hours are from 9:00 a.m. to 5:00 p.m. Monday through Thursday, and from 9:00 a.m. to 6:00 p.m. on Friday. Certain branches with less activity open later and close earlier. Some Bank offices also utilize drive-up facilities operating from 9:00 a.m. to 7:00 p.m. The supermarket branches are open from 9:00 a.m. to 7:00 p.m. Monday through Saturday and 11:00 a.m. to 5:00 p.m. on Sunday.

The Bank offers 24-hour ATMs at almost all branch locations. The ATMs are linked to several national and regional networks such as CIRRUS and STAR. In addition, banking by telephone on a 24-hour toll-free number is available to all customers. This service allows a customer to obtain account balances and most recent transactions, transfer moneys between accounts, make loan payments, and obtain interest rate information.

In February 1998, the Bank became the first bank in the Northern Sacramento Valley to offer banking services on the Internet. This banking service provides customers one more tool for anywhere, anytime access to their accounts.

Other Activities

The Bank may in the future engage in other businesses either directly or indirectly through subsidiaries acquired or formed by the Bank subject to regulatory constraints. See "Regulation and Supervision."

Employees

At December 31, 2002, the Company and the Bank employed 550 persons, including five executive officers. Full time equivalent employees were 465. No employees of the Company or the Bank are presently represented by a union or covered under a collective bargaining agreement. Management believes that its employee relations are excellent.

Competition

The banking business in California generally, and in the Bank's primary service area specifically, is highly competitive with respect to both loans and deposits. It is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. Among the advantages such major banks have over the Bank is their ability to finance wide ranging advertising campaigns and to allocate their investment assets to regions of high yield and demand. By virtue of their greater total capitalization such institutions have substantially higher lending limits than does the Bank.

In addition to competing with savings institutions, commercial banks compete with other financial markets for funds. Yields on corporate and government debt securities and other commercial paper may be higher than on deposits, and therefore affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for available funds with money market instruments and mutual funds. During past periods of high interest rates, money market funds have provided substantial competition to banks for deposits and they may continue to do so in the future. Mutual funds are also a major source of competition for savings dollars.

As a consequence of the extensive regulation of commercial banking activities in the United States, the business of the Company and its subsidiary are particularly susceptible to being affected by enactment of federal and state legislation which may have the effect of increasing or decreasing the cost of doing business, modifying permissible activities or enhancing the competitive position of other financial institutions.

The Bank relies substantially on local promotional activity, personal contacts by its officers, directors, employees and shareholders, extended hours, personalized service and its reputation in the communities it services to compete effectively.

Regulation and Supervision

As a consequence of the extensive regulation of commercial banking activities in California and the United States, the business of the Company, and the Bank are particularly susceptible to changes in state and federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition. Following is a summary of some of the laws and regulations which effect their business. This summary should be read with the management's discussion and analysis of financial condition and results of operation included at Item 7 of this report.

As a registered bank holding company under the Bank Holding Company Act of 1956 (the "BHC Act"), the Company is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System ("FRB"). The BHC Act requires the Company to file reports with the FRB and provide additional information requested by the FRB. The Company must receive the approval of the FRB before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5 percent of the voting shares of such bank.

The Company and any subsidiaries it may acquire or organize will be deemed to be affiliates of the Bank within the Federal Reserve Act. That Act establishes certain restrictions, which limit the extent to which the Bank can supply its funds to the Company and other affiliates. The Company is also subject to restrictions on the underwriting and the public sale and distribution of securities. It is prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property, or furnishing of services.

The Company is generally prohibited from engaging in, or acquiring direct or indirect control of any company engaged in non-banking activities, unless the FRB by order or regulation has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Notwithstanding this prohibition, under the Financial Services Modernization Act of 1999, the Company may engage in any activity, and may acquire and retain the shares of any company engaged in any activity, that the FRB, in coordination with the Secretary of the Treasury, determines (by regulation or order) to be financial in nature or incidental to such financial activities. Furthermore, such law dictates several activities that are considered to be financial in nature, and therefore are not subject to FRB approval.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act, signed into law on November 12, 1999, is the result of a decade of debate in the Congress regarding a fundamental reformation of the nation's financial system. The law is subdivided into seven titles, by functional area. Title I acts to facilitate affiliations among banks, insurance companies and securities firms. Title II narrows the exemptions from the securities laws previously enjoyed by banks, requires the Federal Reserve and the SEC to work together to draft rules governing certain securities activities of banks and creates a new, voluntary investment bank holding company. Title III restates the proposition that the states are the functional regulators for all insurance activities, including the insurance activities by depository institutions. The law encourages the states to develop uniform or reciprocal rules for the licensing of insurance agents. Title IV prohibits the creation of additional unitary thrift holding companies. Title V imposes significant requirements on financial institutions related to the transfer of nonpublic personal information. These provisions require each institution to develop and distribute to accountholders an information disclosure policy, and requires that the policy allow customers to, and for the institution to honor a customer's request to, "opt-out" of the proposed transfer of specified nonpublic information to third parties. Title VI reforms the Federal Home Loan Bank system to allow broader access among depository institutions to the systems advance programs, and to improve the corporate governance and capital maintenance requirements for the system. Title VII addresses a multitude of issues including disclosure of ATM surcharging practices, disclosure of agreements among non-governmental entities and insured depository institutions which donate to non-governmental entities regarding donations made in connection with the Community Reinvestment Act and disclosure by the recipient non-governmental entities of how such funds are used. Additionally, the law extends the period of time between Community Reinvestment Act examinations of community banks.

The Company has undertaken efforts to comply with all provisions of the Gramm-Leach-Bliley Act and all implementing regulations, including the development of appropriate policies and procedures to meet their responsibilities in connection with the privacy provisions of Title V of that act.

Safety and Soundness Standards

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") implemented certain specific restrictions on transactions and required the regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation, and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, the use of brokered deposits and the aggregate extension of credit by a depository institution to an executive officer, director, principal stockholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

The federal financial institution agencies published a final rule effective on August 9, 1995, implementing safety and soundness standards. The FDICIA added a new Section 39 to the Federal Deposit Insurance Act which required the agencies to establish safety and soundness standards for insured financial institutions covering:

- internal controls, information systems and internal audit systems;
- loan documentation;
- credit underwriting;
- interest rate exposure;
- asset growth;
- compensation, fees and benefits;
- asset quality, earnings and stock valuation; and
- excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss.

The agencies issued the final rule in the form of guidelines only for operational, managerial and compensation standards and reissued for comment proposed standards related to asset quality and earnings which are less restrictive than the earlier proposal in November 1993. Unlike the earlier proposal, the guidelines under the final rule do not apply to depository institution holding companies and the stock valuation standard was eliminated. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. Under the final rule, an institution must file a compliance plan within 30 days of a request to do so from the institution's primary federal regulatory agency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Restrictions on Dividends and Other Distributions

The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized. Additionally, under FDICIA, a bank may not make any capital distribution, including the payment of dividends, if after making such distribution the bank would be in any of the "under-capitalized" categories under the FDIC's Prompt Corrective Action regulations.

Under the Financial Institution's Supervisory Act, the FDIC also has the authority to prohibit a bank from engaging in business practices that the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors that the FDIC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

Under California law, dividends and other distributions by the Company are subject to declaration by the board of directors at its discretion out of net assets. Dividends cannot be declared and paid when such payment would make the Company insolvent. Federal Reserve policy prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowings or other arrangements that might adversely affect the holding company's financial position. The policy further declares that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. Other Federal Reserve policies forbid the payment by bank subsidiaries to their parent companies of management fees, which are unreasonable in amount or exceed a fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit).

In addition, the Federal Reserve has authority to prohibit banks that it regulates from engaging in practices, which in the opinion of the Federal Reserve are unsafe or unsound. Such practices may include the payment of dividends under some circumstances. Moreover, the payment of dividends may be inconsistent with capital adequacy guidelines. The Company may be subject to assessment to restore the capital of the Bank should it become impaired.

Consumer Protection Laws and Regulations

The bank regulatory agencies are focusing greater attention on compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with such laws and regulations. The Company is subject to many federal consumer protection statues and regulations, some of which are discussed below.

The Community Reinvestment Act is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. This act specifically directs the federal regulatory agencies to assess a bank's record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound practices. This act further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. The agencies use the Community Reinvestment Act assessment factors in order to provide a rating to the financial institution. The ratings range from a high of "outstanding" to a low of "substantial noncompliance."

The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act. The Truth-in-Lending Act is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the such act, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total payments and the payment schedule, among other things.

The Fair Housing Act regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be, or may be considered, illegal under this Act, including some that are not specifically mentioned in the Act itself. The Home Mortgage Disclosure Act grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. This act also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.

Finally, the Real Estate Settlement Procedures Act requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. Also, this act prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

Penalties under the above laws may include fines, reimbursements and other penalties. Due to heightened regulatory concern related to compliance with these acts generally, the Company may incur additional compliance costs or be required to expend additional funds for investments in their local community.

USA Patriot Act of 2001

President Bush signed the USA Patriot Act of 2001 on October 26, 2001. This legislation was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement and the intelligence communities' ability to work together to combat terrorism on a variety of levels. The potential impact of the Patriot Act on financial institutions is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

- Due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons;
- Standards for verifying customer identification at account opening;
- Rules to promote cooperation among financial institutions, regulators, and law enforcement entities to assist in the identification of parties that may be involved in terrorism or money laundering;
- Reports to be filed by non-financial trades and business with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and
- The filing of suspicious activities reports by securities brokers and dealers if they believe a customer may be violating U.S. laws and regulations.

Capital Requirements

Federal regulation imposes upon all financial institutions a variable system of risk-based capital guidelines designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to promote uniformity in the definition of bank capital uniform nationally.

The Bank, and the Company are subject to the minimum capital requirements of the FDIC, and the Federal Reserve, respectively. As a result of these requirements, the growth in assets is limited by the amount of its capital accounts as defined by the respective regulatory agency. Capital requirements may have an effect on profitability and the payment of dividends on the common stock of the Bank, and the Company. If an entity is unable to increase its assets without violating the minimum capital requirements or is forced to reduce assets, its ability to generate earnings would be reduced.

The Federal Reserve, and the FDIC have adopted guidelines utilizing a risk-based capital structure. Qualifying capital is divided into two tiers. Tier 1 capital consists generally of common stockholders' equity, qualifying noncumulative perpetual preferred stock, qualifying cumulative perpetual preferred stock (up to 25% of total Tier 1 capital) and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets. Tier 2 capital consists of, among other things, allowance for loan and lease losses up to 1.25% of weighted risk assets, perpetual preferred stock, hybrid capital instruments, perpetual debt, mandatory convertible debt securities, subordinated debt and intermediate-term preferred stock. Tier 2 capital qualifies as part of total capital up to a maximum of 100% of Tier 1 capital. Amounts in excess of these limits may be issued but are not included in the calculation of risk-based capital ratios. Under these risk-based capital guidelines, the Bank and the Company are required to maintain capital equal to at least 8% of its assets, of which at least 4% must be in the form of Tier 1 capital.

The guidelines also require the Company and the Bank to maintain a minimum leverage ratio of 4% of Tier 1 capital to total assets (the "leverage ratio"). The leverage ratio is determined by dividing an institution's Tier 1 capital by its quarterly average total assets, less goodwill and certain other intangible assets. The leverage ratio constitutes a minimum requirement for the most well-run banking organizations.

Prompt Corrective Action

Prompt Corrective Action Regulations of the federal bank regulatory agencies establish five capital categories in descending order (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized), assignment to which depends upon the institution's total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio. Institutions classified in one of the three undercapitalized categories are subject to certain mandatory and discretionary supervisory actions, which include increased monitoring and review, implementation of capital restoration plans, asset growth restrictions, limitations upon expansion and new business activities, requirements to augment capital, restrictions upon deposit gathering and interest rates, replacement of senior executive officers and directors, and requiring divestiture or sale of the institution. Both the Company and the Bank have been classified as a well-capitalized bank since adoption of these regulations.

Impact of Monetary Policies

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by banks on loans, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the Federal Reserve. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Company cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting the Company's net earnings.

Insurance of Deposits

The Bank's deposit accounts are insured up to a maximum of $100,000 per depositor by the FDIC. The FDIC issues regulations and generally supervises the operations of its insured banks. This supervision and regulation is intended primarily for the protection of depositors, not shareholders.

As of December 31, 2002, the deposit insurance premium rate was $0.0171 per $100.00 in deposits. In November 1990, federal legislation was passed which removed the cap on the amount of deposit insurance premiums that can be charged by the FDIC. Under this legislation, the FDIC is able to increase deposit insurance premiums as it sees fit. This could result in a significant increase in the cost of doing business for the Bank in the future. The FDIC now has authority to adjust deposit insurance premiums paid by insured banks every six months.

ITEM 2. PROPERTIES

The Company is engaged in the banking business through 42 offices in 20 counties in Northern and Central California including eight offices each in Butte and Shasta Counties, three in Siskiyou County, two each in Glenn, Sutter, Lassen, Yuba, Stanislaus and Sacramento Counties, and one each in Madera, Merced, Lake, Mendocino, Del Norte, Tehama, Nevada, Contra Costa, Kern, Tulare and Fresno Counties. All offices are constructed and equipped to meet prescribed security requirements.

The Company owns 16 branch office locations and one administrative building and leases 26 branch office locations and 5 administrative facilities. Most of the leases contain multiple renewal options and provisions for rental increases, principally for changes in the cost of living index, property taxes and maintenance.

ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor its subsidiary, the Bank, is a party to any material pending legal proceeding, nor is their property the subject of any material pending legal proceeding, except ordinary routine legal proceedings arising in the ordinary course of their business. None of these proceedings is expected to have a material adverse impact upon the Company's business, financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the shareholders during the fourth quarter of 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The Company's common stock is traded on the NASDAQ National Market System ("NASDAQ") under the symbol "TCBK." The following table shows the high and the low prices for the common stock, for each quarter in the past two years, as reported by NASDAQ:

2002:	High	Low
First quarter	$21.05	$18.05
Second quarter	$27.40	$21.10
Third quarter	$27.45	$21.60
Fourth quarter	$25.25	$22.01
2001:		
First quarter	$16.63	$14.88
Second quarter	$17.33	$14.81
Third quarter	$19.80	$16.75
Fourth quarter	$19.74	$17.93

As of December 31, 2002, there were approximately 1,701 shareholders of record of the Company's common stock.

On February 3, 2003, the Securities and Exchange Commission declared effective the Company's S-4 Registration Statement relating to the issuance of up to approximately 784,000 shares of the Company's common stock to shareholders of North State National Bank. In October 2002, the Company and the Bank entered into an agreement with North State National Bank to merge North State National Bank into the Bank. At completion of the merger, former shareholders of North State National Bank would receive Company common stock and/or cash with value ranging from approximately $23.52 to $28.17 for each share of North State stock outstanding, depending on the average closing price of the Company's common stock. On October 3, 2003, the total merger consideration would have been valued at $31.8 million. The merger remains subject to the approval of North State shareholders and bank regulatory agencies.

The Company has paid cash dividends on its common stock in every quarter since March 1990, and it is currently the intention of the Board of Directors of the Company to continue payment of cash dividends on a quarterly basis. There is no assurance, however, that any dividends will be paid since they are dependent upon earnings, financial condition and capital requirements of the Company and the Bank. As of December 31, 2002, $15,390,000 was available for payment of dividends by the Company to its shareholders, under applicable laws and regulations. The Company paid cash dividends of $0.20 per common share in each of the quarters ended March 31, June 30, September 30, and December 31, 2002 and 2001.

As discussed in Note 9 to the consolidated financial statements included as Item 8 of this report, in June 2001, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Plan designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company.

ITEM 6. SELECTED FINANCIAL DATA

TRICO BANCSHARES
Financial Summary
(in thousands, except per share amounts)

Year ended December 31,	2002	2001	2000	1999	1998
Interest income	$64,696	$71,998	$76,327	$67,808	$64,404
Interest expense	12,914	23,486	28,543	24,370	25,296
Net interest income	51,782	48,512	47,784	43,438	39,108
Provision for loan losses	2,800	4,400	5,000	3,550	4,200
Noninterest income	19,180	16,238	14,922	12,775	13,494
Noninterest expense	45,971	40,607	37,846	34,726	34,583
Income before income taxes	22,191	19,743	19,860	17,937	13,819
Provision for income taxes	8,122	7,324	7,237	6,534	5,049
Net income	$14,069	$12,419	$12,623	$11,403	$8,770
Earnings per share[1]:					
Basic	$2.00	$1.76	$1.76	$1.60	$1.25
Diluted	1.96	1.72	1.72	1.56	1.21
Per share:					
Dividends paid	$0.80	$0.80	$0.79	$0.70	$0.49
Book value at December 31	14.02	12.42	11.87	10.22	10.22
Tangible book value at December 31	13.45	11.69	11.11	9.32	9.14
Average common shares outstanding	7,019	7,073	7,192	7,130	7,017
Average diluted common shares outstanding	7,193	7,219	7,341	7,319	7,277
Shares outstanding at December 31	7,061	7,001	7,181	7,152	7,051
At December 31:					
Loans, net	$673,145	$645,674	$628,721	$576,942	$524,227
Total assets	1,144,574	1,005,447	972,071	924,796	904,599
Total deposits	1,005,237	880,393	837,832	794,110	769,173
Debt financing and notes payable	22,924	22,956	33,983	45,505	37,924
Shareholders' equity	99,014	86,933	85,233	73,123	72,029
Financial Ratios:					
For the year:					
Return on assets	1.35%	1.27%	1.35%	1.26%	1.03%
Return on equity	15.03%	14.19%	16.03%	15.59%	12.80%
Net interest margin[2]	5.61%	5.58%	5.70%	5.40%	5.19%
Net loan losses to average loans	0.22%	0.47%	0.70%	0.13%	0.50%
Efficiency ratio[2]	63.66%	61.62%	59.25%	60.53%	64.58%
Average equity to average assets	9.00%	8.94%	8.40%	8.09%	8.07%
At December 31:					
Equity to assets	8.65%	8.65%	8.77%	7.91%	7.96%
Total capital to risk-adjusted assets	11.97%	11.68%	12.20%	11.77%	11.83%
Allowance for loan losses to loans	2.09%	1.98%	1.82%	1.88%	1.54%

[1] Retroactively adjusted to reflect 3-for-2 stock split effected in 1998
[2] Fully taxable equivalent

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's discussion and analysis of its financial condition and results of operations is intended to provide a better understanding of the significant changes and trends relating to the Company's financial condition, results of operations, liquidity and interest rate sensitivity. The following discussion is based on the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. Please read the Company's audited consolidated financial statements and the related notes included as Item 8 of this report.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to the adequacy of the allowance for loan losses, investments, and intangible assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The one accounting estimate that materially affects the financial statements is the allowance for loan losses. The Company's policies related to estimates on the allowance for loan losses, other than temporary impairment of investments and impairment of intangible assets can be found in Note 1 to the Company's audited consolidated financial statements and the related notes included as Item 8 of this report.

As the Company has not commenced any business operations independent of the Bank, the following discussion pertains primarily to the Bank. Average balances, including balances used in calculating certain financial ratios, are generally comprised of average daily balances for the Company. Within Management's Discussion and Analysis of Financial Condition and Results of Operations, interest income and net interest income are generally presented on a fully tax-equivalent (FTE) basis.

The following discussion and analysis is designed to provide a better understanding of the significant changes and trends related to the Company and the Bank's financial condition, operating results, asset and liability management, liquidity and capital resources and should be read in conjunction with the consolidated financial statements of the Company and the related notes at Item 8 of this report.

Net Income

Following is a summary of the Company's net income for the past three years (dollars in thousands, except per share amounts):

Components of Net Income			
Year ended December 31,	2002	2001	2000
Net interest income *	$53,029	$49,666	$48,954
Provision for loan losses	(2,800)	(4,400)	(5,000)
Noninterest income	19,180	16,238	14,922
Noninterest expense	(45,971)	(40,607)	(37,846)
Taxes *	(9,369)	(8,478)	(8,407)
	$14,069	$12,419	$12,623
Net income per average fully-diluted share	$1.96	$1.72	$1.72
Net income as a percentage of average shareholders' equity	15.03%	14.19%	16.03%
Net income as a percentage of average total assets	1.35%	1.27%	1.35%

* Fully tax-equivalent (FTE)

The Company achieved earnings of $14.1 million in 2002, representing a 13.3% increase from the $12.4 million earned in 2001, which was down 1.6% from 2000 earnings of $12.6 million. Net interest income on a fully tax-equivalent basis for 2002 increased $3.4 million (6.8%) compared to 2001. Higher average balances of interest earning assets added $4.4 million to net interest income on a fully tax-equivalent basis, while changes in interest rates reduced net interest income on a fully tax-equivalent basis by $1.0 million. The loan loss provision was reduced by $1.6 million (36.4%), and noninterest income grew $2.9 million (18.1%). Partially offsetting this higher revenue, noninterest expense expanded $5.4 million (13.2%).

Earnings in 2001 decreased $204,000 or 1.6% from 2000. Net interest income (FTE) grew $712,000 (1.45%) due to a $31.0 million (3.61%) increase in average earning assets that was partially offset by a net interest margin that fell 11 basis points. The loan loss provision was reduced by $600,000 in 2001 from 2000, and noninterest income increased $1.3 million (8.82%) while noninterest expense also increased $2.8 million (7.30%).

The Company's return on average total assets was 1.35% in 2002, compared to 1.27% and 1.35% in 2001 and 2000, respectively. Return on average equity in 2002 was 15.03%, compared to 14.19% in 2001 and 16.03% percent in 2000.

Net Interest Income

The Company's primary source of revenue is net interest income, which is the difference between interest income on earning assets and interest expense on interest-bearing liabilities. Net interest income (FTE) increased $3.4 million (6.8%) from 2001 to $53.0 million in 2002. Comparing 2001 to 2000, net interest income (FTE) increased $712,000 or 1.45%.

Following is a summary of the Company's net interest income for the past three years (dollars in thousands):

Components of Net Interest Income			
Year ended December 31,	2002	2001	2000
Interest income	$64,696	$71,998	$76,327
Interest expense	(12,914)	(23,486)	(28,543)
FTE adjustment	1,247	1,154	1,170
Net interest income (FTE)	$53,029	$49,666	$48,954
Net interest margin (FTE)	5.61%	5.58%	5.70%

Interest income (FTE) decreased $7.2 million (9.9%) from 2001 to 2002, the net effect of lower earning-asset yields partially offset by higher average balances of those assets. The total yield on earning assets dropped from 8.21% in 2001 to 6.98% in 2002, following the trend in overall interest markets in which federal funds rates were reduced to historical lows ending 2002 at 1.25%. The average yield on loans decreased 113 basis points to 7.94% during 2002. The decrease in average yield on interest-earning assets reduced interest income (FTE) by $11.1 million, while a $54.8 million (6.2%) increase in average balances of interest-earning assets added $3.9 million to interest income (FTE) during 2002.

Interest expense decreased $10.6 million (45.0%) in 2002 from $23.5 million in 2001, principally due to lower rates paid. The average rate paid on interest-bearing liabilities was 1.73% in 2002, 155 basis points or 47% lower than in 2001. The most pronounced declines included rates paid on savings deposits (down from 2.11% to 1.02%) and time deposits (down from 5.07% to 2.99%). Rates paid on interest-bearing demand deposits decreased 68 basis points to 0.27%. The decrease in average rate paid on interest-bearing liabilities decreased interest expense by $10.1 million, and changes in the mix of average balances of interest-bearing liabilities decreased interest expense by $509,000 in 2002 despite an overall increase of $30.8 million (4.3%) in the average balance of interest-bearing liabilities.

Interest income (FTE) decreased $4.4 million (5.6%) from 2000 to 2001, primarily due to lower yields on earning assets. Yields on loans fell to 9.07% in 2001 from 9.90% in 2000. Overall, the yield on the Company's earning assets decreased from 9.02% in 2000 to 8.21% in 2001. During 2001, the average balance of loans and federal funds sold grew $22.6 million and $30.5 million, respectively, while the average balance of investments declined $22.1 million. The decrease in average yield on interest-earning assets reduced interest income (FTE) by $7.0 million, while a net increase of $31.0 million (3.6%) in average balances of interest earning assets added $2.6 million to interest income (FTE) during 2001.

Interest expense decreased $5.1 million (17.7%) in 2001 due to a 77 basis point decrease in the average rate paid on interest-bearing liabilities from 4.05% to 3.28%. The largest individual decrease was the rate paid on federal funds purchased which fell 431 basis points to 2.42% in 2001. The average rate paid on savings deposits also fell from 3.13% to 2.11%. Partially offsetting these decreases was an $11.2 million (1.59%) increase in average interest-bearing liabilities from 2000 to 2001.

Net Interest Margin

Following is a summary of the Company's net interest margin for the past three years:

Components of Net Interest Margin Year ended December 31,	2002	2001	2000
Yield on earning assets	6.98%	8.21%	9.02%
Rate paid on interest-bearing liabilities	1.73%	3.28%	4.05%
Net interest spread	5.24%	4.93%	4.96%
Impact of all other net noninterest-bearing funds	0.35%	0.65%	0.74%
Net interest margin (FTE)	5.61%	5.58%	5.70%

The Company's aggressive reaction to declining market rates throughout 2001 and 2002 has allowed it to maintain a relatively stable net interest margin. While the Company was able to reduce the average rate paid on interest bearing liabilities at approximately the same rate or faster than the average yield on interest earning assets, and thus maintain or increase its net interest spread, the positive impact of all other net noninterest bearing funds on net interest margin was reduced due to the lower market rates of interest at which they could be invested. In addition, while the Company has been able to maintain a relatively stable net interest margin throughout 2001 and 2002, it becomes increasingly more difficult to do so as interest rates are reduced further.

Summary of Average Balances, Yields/Rates and Interest Differential

The following tables present, for the past three years, information regarding the Company's consolidated average assets, liabilities and shareholders' equity, the amounts of interest income from average earning assets and resulting yields, and the amount of interest expense paid on interest bearing liabilities. Average loan balances include nonperforming loans. Interest income includes proceeds from loans on nonaccrual loans only to the extent cash payments have been received and applied to interest income. Yields on securities and certain loans have been adjusted upward to reflect the effect of income thereon exempt from federal income taxation at the current statutory tax rate (dollars in thousands):

	Year ended December 31, 2002		
	Average balance	Interest income/ expense	Rates earned/ paid
Assets			
Loans	$660,668	$52,472	7.94%
Investment securities - taxable	204,155	9,430	4.62%
Investment securities - nontaxable	43,871	3,435	7.83%
Federal funds sold	36,692	606	1.65%
Total earning assets	945,386	65,943	6.98%
Other assets	94,080		
Total assets	$1,039,466		
Liabilities and shareholders' equity			
Interest-bearing demand deposits	$176,484	469	0.27%
Savings deposits	264,444	2,710	1.02%
Time deposits	282,084	8,441	2.99%
Federal funds purchased	116	2	1.47%
Long-term debt	22,939	1,292	5.63%
Total interest-bearing liabilities	746,067	12,914	1.73%
Noninterest-bearing demand	182,569		
Other liabilities	17,250		
Shareholders' equity	93,580		
Total liabilities and shareholders' equity	$1,039,466		
Net interest spread (1)			5.24%
Net interest income and interest margin (2)		$53,029	5.61%

(1) Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(2) Net interest margin is computed by dividing net interest income by total average earning assets.

	Year ended December 31, 2001		
	Average balance	Interest income/ expense	Rates earned/ paid
Assets			
Loans	$647,317	$58,730	9.07%
Investment securities - taxable	159,465	9,543	5.98%
Investment securities - nontaxable	44,615	3,373	7.56%
Federal funds sold	39,204	1,506	3.84%
Total earning assets	890,601	73,152	8.21%
Other assets	87,941		
Total assets	$978,542		
Liabilities and shareholders' equity			
Interest-bearing demand deposits	$156,629	1,487	0.95%
Savings deposits	225,137	4,759	2.11 %
Time deposits	301,023	15,261	5.07%
Federal funds purchased	289	7	2.42%
Long-term debt	32,133	1,972	6.14%
Total interest-bearing liabilities	715,211	23,486	3.28%
Noninterest-bearing demand	160,152		
Other liabilities	15,660		
Shareholders' equity	87,519		
Total liabilities and shareholders' equity	$978,542		
Net interest spread (1)			4.93%
Net interest income and interest margin (2)		$49,666	5.58%

(1) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(2) Net interest margin is computed by dividing net interest income by total average earning assets.

	Year ended December 31, 2000		
	Average balance	Interest income/ expense	Rates earned/ paid
Assets			
Loans	$624,717	$61,835	9.90%
Investment securities - taxable	181,316	11,704	6.46%
Investment securities - nontaxable	44,847	3,420	7.63%
Federal funds sold	8,696	538	6.19%
Total earning assets	859,576	77,497	9.02%
Other assets	78,214		
Total assets	$937,790		
Liabilities and shareholders' equity			
Interest-bearing demand deposits	$149,412	2,360	1.58%
Savings deposits	218,286	6,837	3.13%
Time deposits	278,968	15,806	5.67%
Federal funds purchased	9,261	623	6.73%
Long-term debt	48,078	2,917	6.07%
Total interest-bearing liabilities	704,005	28,543	4.05%
Noninterest-bearing demand	141,767		
Other liabilities	13,277		
Shareholders' equity	78,741		
Total liabilities and shareholders' equity	$937,790		
Net interest spread (1)			4.96%
Net interest income and interest margin (2)		$48,954	5.70%

(1) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(2) Net interest margin is computed by dividing net interest income by total average earning assets.

Summary of Changes in Interest Income and Expense due to Changes in Average Asset and Liability Balances and Yields Earned and Rates Paid

The following table sets forth a summary of the changes in the Company's interest income and interest expense from changes in average asset and liability balances (volume) and changes in average interest rates for the past three years. The rate/volume variance has been included in the rate variance. Amounts are calculated on a fully taxable equivalent basis (dollars in thousands):

	2002 over 2001			2001 over 2000		
	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
			(dollars in thousands)			
Increase (decrease) in interest income:						
Loans	$1,211	($7,469)	($6,258)	$2,237	($5,342)	($3,105)
Investment securities	2,781	(2,832)	(51)	(1,477)	(731)	(2,208)
Federal funds sold	(96)	(804)	(900)	1,887	(919)	968
Total	3,896	(11,105)	(7,209)	2,647	(6,992)	(4,345)
Increase (decrease) in interest expense:						
Demand deposits (interest-bearing)	188	(1,206)	(1,018)	114	(987)	(873)
Savings deposits	831	(2,880)	(2,049)	215	(2,293)	(2,078)
Time deposits	(960)	(5,860)	(6,820)	1,250	(1,795)	(545)
Federal funds purchased	(4)	(1)	(5)	(604)	(12)	(616)
Long-term borrowings	(564)	(116)	(680)	(967)	22	(945)
Total	(509)	(10,063)	(10,572)	8	(5,065)	(5,057)
Increase (decrease) in net interest income	$4,405	($1,042)	$3,363	$2,639	($1,927)	$712

Provision for Loan Losses

In 2002, the Bank provided $2.8 million for loan losses compared to $4.4 million in 2001. Net loan charge-offs decreased $1.5 million (51%) to $1.5 million during 2002. Net charge-offs of commercial, financial and agricultural loans decreased $2.3 million (83%) in 2002, while net charge-offs of real estate mortgage and consumer installment loans increased $662,000 (463%) and $105,000 (205%), respectively. The 2002 net charge-offs represented 0.22% of average loans outstanding versus 0.47% in 2001. Nonperforming loans were 1.19% of total loans at December 31, 2002 versus 0.92% at December 31, 2001. The ratio of allowance for loan losses to nonperforming loans was 176% at the end of 2002 versus 216% at the end of 2001.

In 2001, the Bank provided $4.4 million for loan losses compared to $5 million in 2000. Net loan charge-offs decreased $1.4 million (31%) to $3 million during 2001. Included in the $3 million of net loan charge-offs during 2001 is $2 million of charge-offs on a group of agricultural related loans to one borrower. During the quarter ended March 31, 2001, the Company received proceeds of $6.1 million from the sale of this nonperforming agricultural-related loan relationship that was first reported as nonperforming in the quarter ended September 30, 2000. The Company recorded charge-offs related to this loan relationship of $2 million in 2001 and $3.8 million in 2000. This loan relationship was sold to a third party without recourse to the Company. As such, the Company is not subject to any future charge-offs related to this loan relationship. Net charge-offs of consumer installment loans increased $51,000 (104%). Net charge-offs of commercial, financial and agricultural loans decreased $1.4 million (34%) in 2001, while net charge-offs of real estate mortgage loans decreased $6,000 (4%). The 2001 charge-offs represented 0.47% of average loans outstanding versus 0.70% in 2000. Nonperforming loans as a percentage of total loans were 0.92% and 2.29% at December 31, 2001 and 2000, respectively. The ratio of allowance for loan losses to nonperforming loans was 216% at the end of 2001 versus 80% at the end of 2000.

Noninterest Income

The following table summarizes the Company's noninterest income for the past three years (dollars in thousands):

Components of Noninterest Income

Year ended December 31,	2002	2001	2000
Service charges on deposit accounts	$8,915	$5,875	$5,421
ATM fees and interchange	1,823	1,423	1,250
Other service fees	548	797	813
Commissions on sale of nondeposit investment products	2,467	2,576	2,784
Gain on sale of loans	3,641	2,095	802
Increase in cash value of life insurance	606	476	657
Other noninterest income	1,180	1,204	1,685
Gain on sale of investments	-	36	-
Gain on sale of insurance company stock	-	1,756	-
Gain on receipt of insurance company stock	-	-	1,510
Total noninterest income	$19,180	$16,238	$14,922

Noninterest income increased $2.9 million (18.1%) to $19.2 million in 2002. The increase was mainly due to a $3.0 million (52%) increase in service charges on deposit accounts to $8.9 million, and a $1.5 million (74%) increase in gain on sale of loans to $3.6 million during 2002. Except for a $1.8 million gain from sale of investments and insurance company stock in 2001, noninterest income would have increased $4.7 million (29.2%). The increase in service charges on deposit accounts was almost entirely due to the introduction of the Company's overdraft privilege product in July 2002. The increase in gain on sale of loans is due to continued and increased residential mortgage refinance activity during 2002. The Company originated and sold residential mortgages totaling $178 million, $126 million, and $50 million in 2002, 2001, and 2000, respectively.

Noninterest income increased $1.3 million (8.8%) to $16.2 million in 2001. The increase was mainly due to a $1.3 million (161%) increase in gain on sale of loans to $2.1 million during 2001. During 2001, the Company sold its investment in insurance company stock and recognized a gain of $1,756,000. In 2000, the Company recognized a gain of $1,510,000 on the receipt of its investment in insurance company stock when the insurance company demutualized.

Securities Transactions

During 2002 the Bank had no sales of securities. Also during 2002, the Bank received proceeds from maturities of securities totaling $131.6 million, and used $241.8 million to purchase securities.

During 2001 the Bank realized net gains of $36,000 on the sale of securities with market values of $10.8 million. Also, the Bank realized a gain of $1.8 million on the sale of its investment in an insurance company with a market value of $3.3 million. In addition, during 2001, the Bank received proceeds from maturities of securities totaling $85.6 million, and purchased $93.1 million of securities.

Noninterest Expense

Salaries and Benefits

Salary and benefit expenses increased $3.1 million (14.6%) to $24.3 million in 2002 compared to 2001. Base salaries increased $1.4 million (9.5%) to $15.7 million in 2002. The increase in base salaries was mainly due to an 8.2% increase in average full time equivalent employees from 402 during 2001 to 435 during 2002, primarily due to the opening of four branches in 2002. Incentive and commission related salary expenses increased $866,000 (33.5%) to $3.5 million in 2002. The increase in incentive and commission related salary expense was mainly due to increased commissions paid on origination of residential mortgage loans, and other functions that exhibited exceptional performance during 2002. These results are consistent with the Bank's strategy of working more efficiently with fewer employees who are compensated in part based on their business unit's performance or on their ability to generate revenue. Benefits expense, including retirement, medical and workers' compensation insurance, and taxes, increased $855,000 (20.2%) to $5.1 million during 2002.

Salary and benefit expenses increased $1.3 million (6.7%) to $21.2 million in 2001 compared to 2000. Incentive and commission related salary expenses increased $310,000 (13.6%) to $2.6 million in 2001. Base salaries and benefits increased $744,000 (5.5%) to $14.2 million in 2001. The increase in base salaries was mainly due to a 2.6% increase in average full time equivalent employees from 392 during 2000 to 402 during 2001, and an average annual base salary increase of 2.9% during 2001.

Other Noninterest Expenses

The following table summarizes the Company's other noninterest expense for the past three years (dollars in thousands):

Components of Noninterest Expense

Year ended December 31,	2002	2001	2000
Equipment and data processing	$4,095	$3,694	$3,376
Occupancy	2,954	2,806	2,587
Professional fees	1,696	1,087	1,005
Telecommunications	1,422	1,253	957
Advertising	1,263	1,132	1,336
Intangible amortization	911	911	965
ATM network charges	847	913	770
Postage	801	639	486
Courier service	720	661	608
Operational losses	534	227	807
Assessments	233	223	222
Net other real estate owned expense	26	175	127
Other	6,179	5,687	4,737
Total noninterest expense	$21,681	$19,408	$17,983

Other expenses increased $2.3 million (11.7%) to $21.7 million in 2002. Increases in the areas of equipment and data processing, occupancy, telecommunications, courier service, and other were mainly due to the opening of four branches in 2002. Increases in professional fees and operational losses were related to the overdraft privilege product introduced in July 2002, and were more than offset by the large revenue that product is producing.

Other noninterest expense increased $1.4 million (7.9%) to $19.4 million in 2001. Increases in the areas of equipment and data processing, occupancy, telecommunications, and ATM network charges were mainly due to the first full year of operation of the Paradise branch, and enhancements to data processing and ATM network equipment. Also contributing to the increase in other expenses in 2001 was a $314,000 (34%) increase in various loan production expenses to $1.3 million. Helping to offset these increases in other expenses were reductions of $580,000 in operational losses and $204,000 in advertising during 2001. The decrease in operational losses was mainly due to a nonrecurring $434,000 customer fraud loss in 2000.

Provision for Taxes

The effective tax rate on income was 36.6%, 37.1%, and 36.4%, in 2002, 2001, and 2000, respectively. The effective tax rate was greater than the federal statutory tax rate due to state tax expense of $2 million, $1.9 million, and $1.9 million, respectively, in these years. Tax-free income of $2.2 million, $2.2 million, and $2.3 million, respectively, from investment securities in these years helped to reduce the effective tax rate.

Financial Ratios

The following table shows the Company's key financial ratios for the past three years:

Year ended December 31,	2002	2001	2000
Return on average total assets	1.35%	1.27%	1.35%
Return on average shareholders' equity	15.03%	14.19%	16.03%
Shareholders' equity to total assets	8.65%	8.65%	8.77%
Common shareholders' dividend payout ratio	39.95%	45.43%	45.00%

Loans

The Bank concentrates its lending activities in four principal areas: commercial loans (including agricultural loans), consumer loans, real estate mortgage loans (residential and commercial loans and mortgage loans originated for sale), and real estate construction loans. At December 31, 2002, these four categories accounted for approximately 18%, 29%, 47%, and 6% of the Bank's loan portfolio, respectively, as compared to 20%, 23%, 50%, and 7%, at December 31, 2001. The shift in the percentages was primarily due to the Bank's ability to increase its consumer loan portfolio during 2002. The increase in consumer loans during 2002 was mainly due to increases in home equity lines of credit and automobile loans. The interest rates charged for the loans made by the Bank vary with the degree of risk, the size and maturity of the loans, the borrower's relationship with the Bank and prevailing money market rates indicative of the Bank's cost of funds.

The majority of the Bank's loans are direct loans made to individuals, farmers and local businesses. The Bank relies substantially on local promotional activity, personal contacts by bank officers, directors and employees to compete with other financial institutions. The Bank makes loans to borrowers whose applications include a sound purpose, a viable repayment source and a plan of repayment established at inception and generally backed by a secondary source of repayment.

At December 31, 2002 loans totaled $687.5 million and was a 4.4% ($28.8 million) increase over the balances at the end of 2001. Demand for home equity loans and auto loans (both classified as consumer loans) were strong throughout 2002. Residential mortgage loan activity was extremely strong in 2002, but the Company generally sells all such loans. Commercial and agriculture related loan growth continued to be relatively weak in 2002 as the economy continued to be weak, and competition for such loans was high. The average loan-to-deposit ratio in 2002 was 71.1% compared to 76.8% in 2001.

At December 31, 2001 loans totaled $658.7 million and was a 2.9% ($18.3 million) increase over the balances at the end of 2000. Demand for commercial and agriculture related loans weakened as the economy weakened in 2001. Demand for home equity loans remained strong throughout 2001, while residential mortgage loans increased significantly throughout 2001. The average loan-to-deposit ratio in 2001 was 76.8% compared to 79.2% in 2000.

Loan Portfolio Composite

The following table shows the Company's loan balances for the past three years:

(dollars in thousands)	2002	2001	December 31, 2000	1999	1998
Commercial, financial and agricultural	$125,982	$130,054	$148,135	$138,313	$106,796
Consumer installment	201,858	155,046	120,247	79,273	71,634
Real estate mortgage	319,969	326,897	334,010	332,116	316,927
Real estate construction	39,713	46,735	37,999	38,277	37,076
Total loans	$687,522	$658,732	$640,391	$587,979	$532,433

Nonperforming Assets

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When loans are 90 days past due, but in Management's judgment are well secured and in the process of collection, they may not be classified as nonaccrual. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest. The reclassification of loans as nonaccrual does not necessarily reflect management's judgment as to whether they are collectible.

Interest income on nonaccrual loans, which would have been recognized during the year, ended December 31, 2002, if all such loans had been current in accordance with their original terms, totaled $1.2 million. Interest income actually recognized on these loans in 2002 was $733,000.

The Bank's policy is to place loans 90 days or more past due on nonaccrual status. In some instances when a loan is 90 days past due management does not place it on nonaccrual status because the loan is well secured and in the process of collection. A loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 30 days. Loans where the collateral has been repossessed are classified as other real estate owned ("OREO") or, if the collateral is personal property, the loan is classified as other assets on the Company's financial statements.

Management considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. Alternatives that are considered are foreclosure, collecting on guarantees, restructuring the loan or collection lawsuits.

The following tables set forth the amount of the Bank's nonperforming assets net of guarantees of the U.S. government, including its agencies and its government-sponsored agencies, as of the dates indicated:

(dollars in thousands):	December 31, 2002			December 31, 2001		
	Gross	Guaranteed	Net	Gross	Guaranteed	Net
Performing nonaccrual loans	$13,199	$8,432	$4,767	$2,733	-	$2,733
Nonperforming, nonaccrual loans	4,091	718	3,373	3,120	$387	2,733
Total nonaccrual loans	17,290	9,150	8,140	5,853	387	5,466
Loans 90 days past due and still accruing	40	-	40	584	-	584
Total nonperforming loans	17,330	9,150	8,180	6,437	387	6,050
Other real estate owned	932	-	932	71	-	71
Total nonperforming loans and OREO	$18,262	$9,150	$9,112	$6,508	$387	$6,121
Nonperforming loans to total loans			1.19%			0.92%
Allowance for loan losses/nonperforming loans			176%			216%
Nonperforming assets to total assets			0.80%			0.61%
Allowance for loan losses to nonperforming assets			158%			213%

(dollars in thousands):	December 31, 2000			December 31, 1999		
	Gross	Guaranteed	Net	Gross	Guaranteed	Net
Performing nonaccrual loans	$4,331	$142	$4,189	$666	$62	$604
Nonperforming, nonaccrual loans	8,161	88	8,073	1,662	508	1,154
Total nonaccrual loans	12,492	230	12,262	2,328	570	1,758
Loans 90 days past due and still accruing	965	-	965	923	-	923
Total nonperforming loans	13,457	230	13,227	3,251	570	2,681
Other real estate owned	1,441	-	1,441	760	-	760
Total nonperforming loans and OREO	$14,898	$230	$14,668	$4,011	$570	$3,441
Nonperforming loans to total loans			2.07%			0.46%
Allowance for loan losses/nonperforming loans			88%			412%
Nonperforming assets to total assets			1.51%			0.37%
Allowance for loan losses to nonperforming assets			80%			321%

(dollars in thousands):	December 31, 1998		
	Gross	Guaranteed	Net
Performing nonaccrual loans	$344	-	$344
Nonperforming, nonaccrual loans	733	$32	701
Total nonaccrual loans	1,077	32	1,045
Loans 90 days past due and still accruing	620	-	620
Total nonperforming loans	1,697		1,665
Other real estate owned	1,412	-	1,412
Total nonperforming loans and OREO	$3,109	$32	$3,077
Nonperforming loans to total loans			0.31%
Allowance for loan losses/nonperforming loans			493%
Nonperforming assets to total assets			0.34%
Allowance for loan losses to nonperforming assets			267%

During 2002, nonperforming assets net of government guarantees increased $3 million (49%) to a total of $9.1 million. Nonperforming loans net of government guarantees increased $2.1 million (35%) to $8.2 million, and other real estate owned (OREO) increased $861,000 to $932,000 during 2002. The ratio of nonperforming loans to total loans at December 31, 2002 was 1.19% versus 0.92% at the end of 2001. Classifications of nonperforming loans as a percent of total loans at the end of 2002 were as follows: secured by real estate, 62%; loans to farmers, 27%; commercial loans, 10%; and consumer loans, 1%.

During 2001, nonperforming assets net of government guarantees decreased $8.5 million (58%) to $6.1 million. Nonperforming loans decreased $7.2 million (54%) to $6.1 million, and other real estate owned (OREO) decreased $1.4 million (95%) to $71,000 during 2001. The ratio of nonperforming loans to total loans at December 31, 2001 was 0.92% versus 2.07% at the end of 2000. The decrease in the ratio of nonperforming loans to total loans was due in part to the sale of one nonperforming loan relationship during 2001 that accounted for $8.4 million of nonperforming loan balances at December 31, 2000. During the quarter ended March 31, 2001, the Company received proceeds of $6.1 million from the sale of this nonperforming agricultural-related loan relationship that was first reported as nonperforming in the quarter ended September 30, 2000. The Company recorded charge-offs related to this loan relationship of $2 million in 2001 and $3.8 million in 2000. This loan relationship was sold to a third party without recourse to the Company. As such, the Company is not subject to any future charge-offs related to this loan relationship. Classifications of nonperforming loans as a percent of the total at the end of 2001 were as follows: secured by real estate, 65%; loans to farmers, 4%; commercial loans, 30%; and consumer loans, 1%.

Allowance for Loan Losses

Credit risk is inherent in the business of lending. As a result, the Company maintains an allowance for loan losses to absorb losses inherent in the Company's loan and lease portfolio. This is maintained through periodic charges to earnings. These charges are shown in the consolidated income statements as provision for loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. However, for a variety of reasons, not all losses are immediately known to the Company and, of those that are known, the full extent of the loss may not be quantifiable at that point in time. The balance of the Company's allowance for loan losses is meant to be an estimate of these unknown but probable losses inherent in the portfolio.

For the remainder of this discussion, "loans" shall include all loans and lease contracts, which are a part of the Bank's portfolio.

Assessment of the Adequacy of the Allowance for Loan Losses

The Company formally assesses the adequacy of the allowance on a quarterly basis. Determination of the adequacy is based on ongoing assessments of the probable risk in the outstanding loan and lease portfolio, and to a lesser extent the Company's loan and lease commitments. These assessments include the periodic re-grading of credits based on changes in their individual credit characteristics including delinquency, seasoning, recent financial performance of the borrower, economic factors, changes in the interest rate environment, growth of the portfolio as a whole or by segment, and other factors as warranted. Loans are initially graded when originated. They are re-graded as they are renewed, when there is a new loan to the same borrower, when identified facts demonstrate heightened risk of nonpayment, or if they become delinquent. Re-grading of larger problem loans occurs at least quarterly. Confirmation of the quality of the grading process is obtained by independent credit reviews conducted by consultants specifically hired for this purpose and by various bank regulatory agencies.

The Company's method for assessing the appropriateness of the allowance includes specific allowances for identified problem loans and leases, formula allowance factors for pools of credits, and allowances for changing environmental factors (e.g., interest rates, growth, economic conditions, etc.). Allowances for identified problem loans are based on specific analysis of individual credits. Allowance factors for loan pools are based on the previous 5 years historical loss experience by product type. Allowances for changing environmental factors are management's best estimate of the probable impact these changes have had on the loan portfolio as a whole.

The Components of the Allowance for Loan Losses

As noted above, the overall allowance consists of a specific allowance, a formula allowance, and an allowance for environmental factors. The first component, the specific allowance, results from the analysis of identified credits that meet management's criteria for specific evaluation. These loans are reviewed individually to determine if such loans are considered impaired. Impaired loans are those where management has concluded that it is probable that the borrower will be unable to pay all amounts due under the contractual terms. Loans specifically reviewed, including those considered impaired, are evaluated individually by management for loss potential by evaluating sources of repayment, including collateral as applicable, and a specified allowance for loan losses is established where necessary.

The second component, the formula allowance, is an estimate of the probable losses that have occurred across the major loan categories in the Company's loan portfolio. This analysis is based on loan grades by pool and the loss history of these pools. This analysis covers the Company's entire loan portfolio including unused commitments but excludes any loans, which were analyzed individually and assigned a specific allowance as discussed above. The total amount allocated for this component is determined by applying loss estimation factors to outstanding loans and loan commitments. The loss factors are based primarily on the Company's historical loss experience tracked over a five-year period and adjusted as appropriate for the input of current trends and events. Because historical loss experience varies for the different categories of loans, the loss factors applied to each category also differ. In addition, there is a greater chance that the Company has suffered a loss from a loan that was graded less than satisfactory than if the loan was last graded satisfactory. Therefore, for any given category, a larger loss estimation factor is applied to less than satisfactory loans than to those that the Company last graded as satisfactory. The resulting formula allowance is the sum of the allocations determined in this manner.

The third or "unallocated" component of the allowance for credit losses is a component that is not allocated to specific loans or groups of loans, but rather is intended to absorb losses that may not be provided for by the other components.

There are several primary reasons that the other components discussed above might not be sufficient to absorb the losses present in portfolios, and the unallocated portion of the allowance is used to provide for the losses that have occurred because of them.

The first reason is that there are limitations to any credit risk grading process. The volume of loans makes it impractical to re-grade every loan every quarter. Therefore, it is possible that some currently performing loans not recently graded will not be as strong as their last grading and an insufficient portion of the allowance will have been allocated to them. Grading and loan review often must be done without knowing whether all relevant facts are at hand. Troubled borrowers may deliberately or inadvertently omit important information from reports or conversations with lending officers regarding their financial condition and the diminished strength of repayment sources.

The second reason is that the loss estimation factors are based primarily on historical loss totals. As such, the factors may not give sufficient weight to such considerations as the current general economic and business conditions that affect the Company's borrowers and specific industry conditions that affect borrowers in that industry. The factors might also not give sufficient weight to other environmental factors such as changing economic conditions and interest rates, portfolio growth, entrance into new markets or products, and other characteristics as may be determined by Management.

Specifically, in assessing how much unallocated allowance needed to be provided at December 31, 2002, management considered the following:

- with respect to loans to the agriculture industry, management considered the effects on borrowers of weather conditions and overseas market conditions for exported products as well as commodity prices in general;

- with respect to changes in the interest rate environment management considered the recent changes in interest rates and the resultant economic impact it may have had on borrowers with high leverage and/or low profitability; and

- with respect to loans to borrowers in new markets and growth in general, management considered the relatively short seasoning of such loans and the lack of experience with such borrowers.

Each of these considerations was assigned a factor and applied to a portion or all of the loan portfolio. Since these factors are not derived from experience and are applied to large non-homogeneous groups of loans, they are considered unallocated and are available for use across the portfolio as a whole.

The following table sets forth the Bank's loan loss reserve as of the dates indicated:

	December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Specific allowance	$5,299	$5,672	$3,266	$600	$253
Formula allowance	8,839	7,183	8,067	10,250	7,744
Unallocated allowance	239	203	337	187	209
Total allowance	$14,377	$13,058	$11,670	$11,037	$8,206

The allowance for loan losses to total loans at December 31, 2002 was 2.09% versus 1.98% at the end of 2001. At December 31, 2000, the allowance for loan losses to total loans was 1.82%.

Based on the current conditions of the loan portfolio, management believes that the $14.4 million allowance for loan losses at December 31, 2002 is adequate to absorb probable losses inherent in the Bank's loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

`The following table summarizes, for the years indicated, the activity in the allowance for loan losses:

	December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Balance, beginning of year	$13,058	$11,670	$11,037	$8,206	$6,459
Provision charged to operations	2,800	4,400	5,000	3,550	4,200
Loans charged off:					
Commercial, financial and agricultural	(668)	(2,861)	(4,450)	(865)	(1,865)
Consumer installment	(299)	(134)	(103)	(148)	(702)
Real estate mortgage	(819)	(218)	(152)	(69)	(188)
Total loans charged-off	(1,786)	(3,213)	(4,705)	(1,082)	(2,755)
Recoveries:					
Commercial, financial and agricultural	197	92	281	327	164
Consumer installment	94	34	54	36	130
Real estate mortgage	14	75	3	—	8
Total recoveries	305	201	338	363	302
Net loans charged-off	(1,481)	(3,012)	(4,367)	(719)	(2,453)
Balance, year end	$14,377	$13,058	$11,670	$11,037	$8,206
Average total loans	$660,668	$647,317	$624,717	$566,738	$487,598
Ratios:					
Net charge-offs during period to average loans outstanding during period	0.22%	0.47%	0.70%	0.13%	0.50%
Provision for loan losses to average loans outstanding	0.42%	0.68%	0.80%	0.63%	0.86%
Allowance to loans at year end	2.09%	1.98%	1.82%	1.88%	1.54%

The following tables summarize the allocation of the allowance for loan losses between loan types at December 31, 2002 and 2001:

(dollars in thousands)	December 31, 2002		December 31, 2001		December 31, 2000	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Balance at end of period applicable to:						
Commercial, financial and agricultural	$6,791	18.4%	$6,929	19.8%	$6,873	43.4%
Consumer installment	2,833	29.4%	1,896	23.5%	1,373	15.9%
Real estate mortgage	4,229	46.4%	3,709	49.6%	2,925	34.8%
Real estate construction	524	5.8%	524	7.1%	499	5.9%
	$14,377	100.0%	$13,058	100.0%	$11,670	100.0%

(dollars in thousands)	December 31, 1999		December 31, 1998	
Balance at end of period applicable to:	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial, financial and agricultural	$5,224	44.7%	$3,345	39.8%
Consumer installment	1,464	13.6%	1,154	13.6%
Real estate mortgage	3,671	35.2%	3,153	39.6%
Real estate construction	678	6.5%	554	7.0%
	$11,037	100.0%	$8,206	100.0%

Other Real Estate Owned

The December 31, 2002 balance of other real estate owned (OREO) was $932,000 versus $71,000 at December 31, 2001. The Bank disposed of properties with a value of $79,000 in 2002. OREO properties consist of a mixture of land, single family residences, and commercial buildings.

Intangible Assets

At December 31, 2002 and 2001, the Bank had intangible assets totaling $4 million and $5.1 million, respectively. The intangible assets resulted from the Bank's 1997 acquisitions of certain Wells Fargo branches and Sutter Buttes Savings Bank, and the recognition of an additional minimum pension liability in 2001. Intangible assets at December 31, 2002 and 2001 were comprised of the following:

	December 31, 2002	December 31, 2001
	(dollars in thousands)	
Core-deposit intangible	$3,642	$4,553
Additional minimum pension liability	401	517
Total intangible assets	$4,043	$5,070

Amortization of core deposit intangible assets amounting to $911,000, $911,000, and $965,000 was recorded in 2002, 2001, and 2000, respectively. The minimum pension liability intangible asset is not amortized but adjusted annually based upon actuarial estimates.

Deposits

Deposits at December 31, 2002 were up $124.8 million (14.2%) over the 2001 year-end balances to $1.0 billion. All categories of deposits increased in 2002. Included in the December 31, 2002 certificate of deposit balances is $20 million from the State of California. The Bank participates in a deposit program offered by the State of California whereby the State may make deposits at the Banks request subject to collateral and credit worthiness constraints. The negotiated rates on these State deposits are generally favorable to other wholesale funding sources available to the Bank.

Deposits at December 31, 2001 were up $42.6 million (5.1%) to $880.4 million over 2000 year-end balances. All categories of deposits except certificates of deposit increased in 2001. Included in the December 31, 2001 certificate of deposit balance is $20 million from the State of California, which represents a decrease of $20 million from the $40 million the State of California had on deposit at the Bank at December 31, 2000. During 2001, the Bank elected not to renew $20 million of the $40 million State certificates of deposit that were outstanding at December 31, 2000.

Long-Term Debt

During 2002, the Bank repaid $32,000 of long-term debt. In 2001, the Bank made principal payments of $11 million on long-term debt obligations. See Note 7 to the consolidated financial statements at Item 8 of this report.

Equity

See Note 9 and Note 20 in the financial statements at Item 8 of this report for a discussion of shareholder's equity and regulatory capital, respectively. Management believes that the Company's capital is adequate to support anticipated growth, meet the cash dividend requirements of the Company and meet the future risk-based capital requirements of the Bank and the Company.

Market Risk Management

Overview. The goal for managing the assets and liabilities of the Bank is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Bank to undue interest rate risk. The Board of Directors has overall responsibility for the Company's interest rate risk management policies. The Bank has an Asset and Liability Management Committee (ALCO) which establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits, investing in securities and issuing debt. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin, net income and market value of equity under changing interest environments. Market value of equity is the net present value of estimated cash flows from the Bank's assets, liabilities and off-balance sheet items. The Bank uses simulation models to forecast net interest margin, net income and market value of equity.

Simulation of net interest margin, net income and market value of equity under various interest rate scenarios is the primary tool used to measure interest rate risk. Using computer-modeling techniques, the Bank is able to estimate the potential impact of changing interest rates on net interest margin, net income and market value of equity. A balance sheet forecast is prepared using inputs of actual loan, securities and interest-bearing liability (i.e. deposits/borrowings) positions as the beginning base.

In the simulation of net interest margin and net income under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include a flat rate scenario, which assumes interest rates are unchanged in the future, and six additional rate ramp scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These ramp scenarios assume that interest rates increase or decrease evenly (in a "ramp" fashion) over a twelve-month period and remain at the new levels beyond twelve months.

The following table summarizes the effect on net interest income and net income due to changing interest rates as measured against a flat rate (no change) scenario:

Interest Rate Risk Simulation of Net Interest Income and Net Income as of December 31, 2002

Change in Interest Rates (Basis Points)	Estimated Change in Net Interest Income (NII) (as % of "flat" NII)	Estimated Change in Net Income (NI) (as % of "flat" NI)
+300 (ramp)	1.27%	2.76%
+200 (ramp)	0.56%	1.23%
+100 (ramp)	0.03%	0.07%
+ 0 (flat)	—	—
-100 (ramp)	(0.93)%	(2.01)%
-200 (ramp)	(1.91)%	(4.12)%
-300 (ramp)	(3.75)%	(8.07)%

In the simulation of market value of equity under various interest rate scenarios, the forecast balance sheet is processed against seven interest rate scenarios. These seven interest rate scenarios include the flat rate scenario described above, and six additional rate shock scenarios ranging from +300 to -300 basis points around the flat scenario in 100 basis point increments. These rate shock scenarios assume that interest rates increase or decrease immediately (in a "shock" fashion) and remain at the new level in the future.

The following table summarizes the effect on market value of equity due to changing interest rates as measured against a flat rate (no change) scenario:

Interest Rate Risk Simulation of Market Value of Equity as of December 31, 2002

Change in Interest Rates (Basis Points)	Estimated Change in Market Value of Equity (MVE) (as % of "flat" MVE)
+300 (shock)	3.51%
+200 (shock)	3.00%
+100 (shock)	2.24%
+ 0 (flat)	—
-100 (shock)	(7.00)%
-200 (shock)	(10.03)%
-300 (shock)	(4.77)%

These results indicate that the balance sheet is slightly asset sensitive since earnings increase when interest rates rise. The magnitude of all the simulation results noted above is within the Bank's policy guidelines. The asset liability management policy limits aggregate market risk, as measured in this fashion, to an acceptable level within the context of risk-return trade-offs.

The simulation results noted above do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as conservative estimates of interest rate risk.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the preceding tables. For example, although certain of the Bank's assets and liabilities may have similar maturities or repricing time frames, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain of the Bank's asset and liability categories may precede, or lag behind, changes in market interest rates. Also, the actual rates of prepayments on loans and investments could vary significantly from the assumptions utilized in deriving the results as presented in the preceding table. Further, a change in U.S. Treasury rates accompanied by a change in the shape of the treasury yield curve could result in different estimations from those presented herein. Accordingly, the results in the preceding tables should not be relied upon as indicative of actual results in the event of changing market interest rates. Additionally, the resulting estimates of changes in market value of equity are not intended to represent, and should not be construed to represent, estimates of changes in the underlying value of the Bank.

Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. One aspect of these repricing characteristics is the time frame within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. An analysis of the repricing time frames of interest-bearing assets and liabilities is sometimes called a "gap" analysis because it shows the gap between assets and liabilities repricing or maturing in each of a number of periods. Another aspect of these repricing characteristics is the relative magnitude of the repricing for each category of interest earning asset and interest-bearing liability given various changes in market interest rates. Gap analysis gives no indication of the relative magnitude of repricing given various changes in interest rates. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity gaps are measured as the difference between the volumes of assets and liabilities in the Bank's current portfolio that are subject to repricing at various time horizons.

The following interest rate sensitivity table shows the Bank's repricing gaps as of December 31, 2002. In this table transaction deposits, which may be repriced at will by the Bank, have been included in the less than 3-month category. The inclusion of all of the transaction deposits in the less than 3-month repricing category causes the Bank to appear liability sensitive. Because the Bank may reprice its transaction deposits at will, transaction deposits may or may not reprice immediately with changes in interest rates. In recent years of moderate interest rate changes the Bank's earnings have reacted as though the gap position is slightly asset sensitive mainly because the magnitude of interest-bearing liability repricing has been less than the magnitude of interest-earning asset repricing. This difference in the magnitude of asset and liability repricing is mainly due to the Bank's strong core deposit base, which although they may be repriced within three months, historically, the timing of their repricing has been longer than three months and the magnitude of their repricing has been minimal.

Due to the limitations of gap analysis, as described above, the Bank does not actively use gap analysis in managing interest rate risk. Instead, the Bank relies on the more sophisticated interest rate risk simulation model described above as its primary tool in measuring and managing interest rate risk.

Interest Rate Sensitivity - December 31, 2002

	Repricing within:				
(dollars in thousands)	Less than 3 months	3 - 6 months	6 - 12 months	1 - 5 years	Over 5 years
Interest-earning assets:					
Securities	$47,661	$49,460	$59,805	$141,138	$38,387
Loans	344,356	31,624	47,189	205,256	39,920
Total interest-earning assets	$392,017	$81,084	$106,994	$346,394	$78,307
Interest-bearing liabilities					
Transaction deposits	$480,742	$ ---	$ ---	$ ---	$ ---
Time	84,209	65,410	61,137	81,121	119
Long-term borrowings	10	10	21	226	22,657
Total interest-bearing liabilities	$564,961	$65,420	$61,158	$81,347	$22,776
Interest sensitivity gap	($172,944)	$15,664	$45,836	$265,047	$55,530
Cumulative sensitivity gap	($172,944)	($157,280)	($111,444)	$153,604	$209,134
As a percentage of earning assets:					
Interest sensitivity gap	(17.21%)	1.56%	4.56%	26.38%	5.53%
Cumulative sensitivity gap	(17.21%)	(15.65%)	(11.09%)	15.29%	20.81%

Liquidity

Liquidity refers to the Bank's ability to provide funds at an acceptable cost to meet loan demand and deposit withdrawals, as well as contingency plans to meet unanticipated funding needs or loss of funding sources. These objectives can be met from either the asset or liability side of the balance sheet. Asset liquidity sources consist of the repayments and maturities of loans, selling of loans, short-term money market investments, maturities of securities and sales of securities from the available-for-sale portfolio. These activities are generally summarized as investing activities in the Consolidated Statement of Cash Flows. Net cash used by investing activities totaled approximately $144.4 million in 2002. Increased investment balances were responsible for the major use of funds in this category.

Liquidity is generated from liabilities through deposit growth and short-term borrowings. These activities are included under financing activities in the Consolidated Statement of Cash Flows. In 2002, financing activities provided funds totaling $119.4 million. Internal deposit growth provided funds amounting to $124.8 million. The Bank also had available correspondent banking lines of credit totaling $55.0 million at year-end. In addition, at December 31, 2002, the Company had loans and securities available to pledge towards future borrowings from the Federal Home Loan Bank of up to $197 million. As of December 31, 2002, the Company had $22.9 million of long-term debt and other borrowings as described in Note 7 of the consolidated financial statements of the Company and the related notes at Item 8 of this report. While these sources are expected to continue to provide significant amounts of funds in the future, their mix, as well as the possible use of other sources, will depend on future economic and market conditions. Liquidity is also provided or used through the results of operating activities. In 2002, operating activities provided cash of $22.3 million.

The Bank classifies its entire investment portfolio as available for sale (AFS). The AFS securities plus cash and cash equivalents in excess of reserve requirements totaled $412.8 million at December 31, 2002, which was 36.1% of total assets at that time. This was up from $302.1 million and 30.0% at the end of 2001.

The maturity distribution of certificates of deposit in denominations of $100,000 or more is set forth in the following table. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available. The Bank participates in a program wherein the State of California places time deposits with the Bank at the Bank's option. At December 31, 2002 and 2001, the Bank had $20 million of these State deposits.

Certificates of Deposit in Denominations of $100,000 or More

	Amounts as of December 31,		
(dollars in thousands)	2002	2001	2000
Time remaining until maturity:			
Less than 3 months	$32,932	$38,114	$55,721
3 months to 6 months	16,311	10,431	14,002
6 months to 12 months	12,455	15,383	18,686
More than 12 months	28,706	6,374	4,933
Total	$90,404	$70,302	$93,342

Loan demand also affects the Bank's liquidity position. The following table presents the maturities of loans at December 31, 2002:

Loan Maturities - December 31, 2002

	Within One Year	**After One But Within 5 Years**	**After 5 Years**	**Total**
		(dollars in thousands)		
Loans with predetermined interest rates:				
Commercial, financial and agricultural	$18,573	$34,214	$8,137	$60,924
Consumer installment	25,106	47,707	21,582	94,395
Real estate mortgage	26,217	49,193	57,394	132,804
Real estate construction	10,388	2,151	2,003	14,542
	$80,284	$133,265	$89,116	$302,665
Loans with floating interest rates:				
Commercial, financial and agricultural	$47,382	$12,696	$4,980	$65,058
Consumer installment	107,462	-	-	107,462
Real estate mortgage	28,205	48,281	110,680	187,166
Real estate construction	15,398	7,507	2,266	25,171
	$198,447	$68,484	$117,926	$384,857
Total loans	$278,731	$201,749	$207,042	$687,522

The maturity distribution and yields of the investment portfolio is presented in the following table. The timing of the maturities indicated in the table below is based on final contractual maturities. Most mortgage-backed securities return principal throughout their contractual lives. As such, the weighted average life of mortgage-backed securities based on outstanding principal balance is usually significantly shorter than the final contractual maturity indicated below. At December 31, 2002, the Bank had no held-to-maturity securities.

Securities Maturities and Weighted Average Tax Equivalent Yields - December 31, 2002

	Within One Year		After One Year but Through Five Years		After Five Years but Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities Available-for-Sale					(dollars in thousands)					
US Treasury securities and obligations of US government corporations and agencies	$10,146	3.06%	$48,995	5.74%	-	0.00%	-	0.00%	$59,141	5.28%
Obligations of states and political subdivisions	2,003	5.67%	1,700	5.86%	5,143	7.10%	35,190	7.90%	44,036	7.63%
Mortgage-backed securities	-	0.00%	6,613	6.14%	81,982	4.47%	129,868	4.97%	218,463	4.82%
Corporate bonds	-	0.00%	2,255	7.65%	-	0.00%	9,716	2.51%	11,971	3.47%
Total securities available-for-sale	$12,149	3.49%	$59,563	5.86%	$87,125	4.62%	$174,774	5.42%	$333,611	5.22%
Other securities							4,413	5.19%	4,413	5.19%
Total investment securities	$12,149	3.49%	$59,563	5.86%	$87,125	4.62%	$179,187	5.42%	$338,024	5.22%

The principal cash requirements of the Company are dividends on common stock when declared. The Company is dependent upon the payment of cash dividends by the Bank to service its commitments. The Company expects that the cash dividends paid by the Bank to the Company will be sufficient to meet this payment schedule. Dividends from the Bank are subject to certain regulatory restrictions.

Off-Balance Sheet Items

The Bank has certain ongoing commitments under operating and capital leases. See Note 8 *of the financial* statements at Item 8 of this report for the terms. These commitments do not significantly impact operating results. As of December 31, 2002 commitments to extend credit were the Bank's only financial instruments with off-balance sheet risk. The Bank has not entered into any contracts for financial derivative instruments such as futures, swaps, options, etc. Loan commitments increased to $227.2 million from $195.1 million at December 31, 2001. The commitments represent 33.0% of the total loans outstanding at year-end 2002 versus 29.6% at December 31, 2001.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Market Risk Management" under Item 7 of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

INDEX TO FINANCIAL STATEMENTS

TRICO BANCSHARES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	At December 31, 2002	2001
Assets:		
Cash and due from banks	$67,170	$59,264
Federal funds sold	8,100	18,700
Cash and cash equivalents	75,270	77,964
Investment securities available for sale	338,024	224,590
Loans		
Commercial	125,982	130,054
Consumer	201,858	155,046
Real estate mortgages	319,969	326,897
Real estate construction	39,713	46,735
	687,522	658,732
Allowance for loan losses	(14,377)	(13,058)
Loans, net of allowance for loan losses	673,145	645,674
Premises and equipment, net	17,224	16,457
Cash value of life insurance	15,208	14,602
Other real estate owned	932	71
Accrued interest receivable	5,644	5,522
Deferred income taxes	8,429	9,334
Intangible assets	4,043	5,070
Other assets	6,655	6,163
Total Assets	$1,144,574	$1,005,447
Liabilities:		
Deposits:		
Noninterest-bearing demand	$232,499	$190,386
Interest-bearing demand	182,816	165,542
Savings	297,926	247,399
Time	291,996	277,066
Total deposits	1,005,237	880,393
Accrued interest payable	2,927	3,488
Other Liabilities	14,472	11,677
Long-term debt and other borrowings	22,924	22,956
Total Liabilities	1,045,560	918,514
Shareholders' Equity:		
Common stock, no par value: Authorized 20,000,000 shares;		
Issued and outstanding:		
7,060,965 at December 31, 2002	50,472	
7,000,980 at December 31, 2001		49,679
Retained earnings	46,239	37,909
Accumulated other comprehensive income, net	2,303	(655)
Total Shareholders' Equity	99,014	86,933
Total Liabilities and Shareholders' Equity	$1,144,574	$1,005,447

See Notes to Consolidated Financial Statements

TRICO BANCSHARES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except per share data)

	Years ended December 31,		
	2002	2001	2000
Interest Income:			
Interest and fees on loans	$52,472	$58,730	$61,835
Interest on federal funds sold	606	1,506	538
Interest on investment securities available for sale			
Taxable	9,430	9,543	11,704
Tax exempt	2,188	2,219	2,250
Total interest income	64,696	71,998	76,327
Interest Expense:			
Interest on interest-bearing demand deposits	469	1,487	2,360
Interest on savings	2,710	4,759	6,837
Interest on time certificates of deposit	8,441	15,261	15,806
Interest on short-term borrowing	2	7	623
Interest on long-term debt	1,292	1,972	2,917
Total interest expense	12,914	23,486	28,543
Net Interest Income	51,782	48,512	47,784
Provision for loan losses	2,800	4,400	5,000
Net Interest Income After Provision for Loan Losses	48,982	44,112	42,784
Noninterest Income:			
Service charges and fees	11,286	8,095	7,484
Commissions on sale of non-deposit investment products	2,467	2,576	2,784
Gain on sale of loans	3,641	2,095	802
Other	1,786	1,680	2,342
Gain on sale of investments	-	36	-
Gain on sale of insurance company stock	-	1,756	-
Gain on receipt of insurance company stock	-	-	1,510
Total Noninterest Income	19,180	16,238	14,922
Noninterest Expense:			
Salaries and related benefits	24,290	21,199	19,863
Other	21,681	19,408	17,983
Total Noninterest Expense	45,971	40,607	37,846
Income Before Income Taxes	22,191	19,743	19,860
Provision for income taxes	8,122	7,324	7,237
Net Income	$14,069	$12,419	$12,623
Comprehensive Income:			
Change in unrealized gain on securities available for sale, net	2,931	441	5,209
Net change in minimum pension liability	27	(772)	-
Comprehensive Income	$17,027	$12,088	$17,832
Average Shares Outstanding	7,019	7,072	7,192
Diluted Average Shares Outstanding	7,193	7,219	7,341
Per Share Data			
Basic Earnings	$2.00	$1.76	$1.76
Diluted Earnings	$1.96	$1.72	$1.72
Dividends Paid	$0.80	$0.80	$0.79

See Notes to Consolidated Financial Statements

TRICO BANCSHARES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income, net	Total
Balance, December 31, 1999	$50,043	$28,613	($5,533)	$73,123
Net income for the period		12,623		12,623
Stock issued, including stock option tax benefits	665			665
Repurchase of common stock	(349)	(427)		(776)
Dividends		(5,680)		(5,680)
Unrealized gain on securities available for sale, net			5,209	5,209
Balance, December 31, 2000	$50,428	$35,129	($324)	$85,233
Net income for the period		12,419		12,419
Stock issued, including stock option tax benefits	1,872			1,872
Repurchase of common stock	(2,621)	(3,997)		(6,618)
Dividends		(5,642)		(5,642)
Unrealized gain on securities available for sale, net			441	441
Change in minimum pension liability, net			(772)	(772)
Balance, December 31, 2001	$49,679	$37,909	($655)	$86,933
Net income for the period		14,069		14,069
Stock issued, including stock option tax benefits	863			863
Repurchase of common stock	(70)	(119)		(189)
Dividends		(5,620)		(5,620)
Unrealized gain on securities available for sale, net			2,931	2,931
Change in minimum pension liability, net			27	27
Balance December 31, 2002	$50,472	$46,239	$2,303	$99,014

See Notes to Consolidated Financial Statements

TRICO BANCSHARES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended December 31,		
	2002	2001	2000
Operating Activities:			
Net income	$14,069	$12,419	$12,623
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property and equipment, and amortization	2,608	2,708	2,641
Amortization of intangible assets	911	911	965
Provision for loan losses	2,800	4,400	5,000
Amortization of investment securities premium, net	1,841	398	217
Deferred income taxes	(1,247)	(660)	(650)
Investment security gains, net	-	(1,792)	(1,510)
Originations of loans for resale	(177,796)	(125,675)	(50,254)
Proceeds from sale of loans originated for resale	179,415	126,961	50,798
Gain on sale of loans	(3,641)	(2,095)	(802)
Amortization of mortgage servicing rights	713	223	186
Amortization of stock options	-	-	69
Loss (gain) on sale of fixed assets	8	(9)	77
Gain on sale of other real estate owned, net	(8)	(80)	(83)
Provision for losses on other real estate owned	-	18	25
Change in assets and liabilities:			
(Increase) decrease in interest receivable	(122)	1,413	(859)
(Decrease) increase in interest payable	(561)	(1,757)	1,052
Increase (decrease) in other assets and liabilities	3,316	(2,161)	(132)
Net Cash Provided by Operating Activities	22,306	15,222	19,363
Investing Activities:			
Proceeds from maturities of securities available-for-sale	131,592	85,619	39,663
Proceeds from sales of securities available-for-sale	-	14,119	-
Purchases of securities available-for-sale	(241,794)	(93,125)	(27,567)
Net increase in loans	(31,203)	(21,678)	(58,330)
Proceeds from sale of premises and equipment	17	32	40
Purchases of property and equipment	(3,121)	(1,951)	(2,998)
Proceeds from sale of other real estate owned	79	1,757	928
Net Cash Used by Investing Activities	(144,430)	(15,227)	(48,264)
Financing Activities:			
Net increase in deposits	124,844	42,561	43,722
Net (decrease) increase in federal funds purchased	-	(500)	500
Borrowings under long-term debt agreements	-	-	35,000
Payments of principal on long-term debt agreements	(32)	(11,027)	(46,522)
Repurchase of Common Stock	(189)	(6,618)	(776)
Dividends paid	(5,620)	(5,642)	(5,680)
Exercise of stock options/issuance of Common Stock	427	1,005	411
Net Cash Provided by Financing Activities	119,430	19,779	26,655
Net (Decrease) Increase in Cash and Cash Equivalents	(2,694)	19,774	(2,246)
Cash and Cash Equivalents and Beginning of Period	77,964	58,190	60,436
Cash and Cash Equivalents at End of Period	$75,270	$77,964	$58,190
Supplemental Disclosure of Noncash Activities:			
Loans transferred to other real estate owned	932	325	1,551
Supplemental Disclosure of Cash Flow Activity:			
Cash paid for interest expense	13,475	25,243	27,491
Cash paid for income taxes	7,900	9,089	7,573
Income tax benefit from stock option exercises	$436	$867	$254

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2001 and 2000

Note 1 - General Summary of Significant Accounting Policies

The accounting and reporting policies of TriCo Bancshares (the "Company") conform to generally accepted accounting principles. The following are descriptions of the more significant accounting and reporting policies.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary, Tri Counties Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations
The Company operates 32 branch offices and 10 in-store branch offices in the California counties of Butte, Contra Costa, Del Norte, Fresno, Glenn, Kern, Lake, Lassen, Madera, Mendocino, Merced, Nevada, Sacramento, Shasta, Siskiyou, Stanislaus, Sutter, Tehama, Tulare and Yuba. The Company's operating policy since its inception has emphasized retail banking. Most of the Company's customers are retail customers and small to medium sized businesses.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates, including those related to the adequacy of the allowance for loan losses, investments, intangible assets, income taxes and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The one accounting estimate that materially affects the financial statements is the allowance for loan losses.

Investment Securities
The Company classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. In 2002 and 2001, the Company did not have any securities classified as either held-to-maturity or trading.

Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of other comprehensive income in shareholders' equity until realized.

Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities are included in earnings and are derived using the specific identification method for determining the cost of securities sold. Unrealized losses due to fluctuations in fair value of securities held to maturity or available for sale are recognized through earnings when it is determined that a permanent decline in value has occurred.

Loans
Loans are reported at the principal amount outstanding, net of unearned income and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized as an adjustment of the related loan's yield over the estimated life of the loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When loans are 90 days past due, but in Management's judgment are well secured and in the process of collection, they may not be classified as nonaccrual. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of Management, the loans are estimated to be fully collectible as to both principal and interest.

Allowance for Loan Losses
The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. The allowance is an amount that Management believes will be adequate to absorb probable losses inherent in existing loans, leases and commitments to extend credit, based on evaluations of the collectibility, impairment and prior loss experience of loans, leases and commitments to extend credit. The evaluations take into consideration such factors as changes in the nature and size of the portfolio, overall portfolio quality, loan concentrations, specific

problem loans, commitments, and current economic conditions that may affect the borrower's ability to pay. The Company defines a loan as impaired when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Mortgage Operations

Transfers and servicing of financial assets and extinguishments of liabilities are accounted for and reported based on consistent application of a financial-components approach that focuses on control. Transfers of financial assets that are sales are distinguished from transfers that are secured borrowings. Retained interests (mortgage servicing rights) in loans sold are measured by allocating the previous carrying amount of the transferred assets between the loans sold and retained interest, if any, based on their relative fair value at the date of transfer. Fair values are estimated using discounted cash flows based on a current market interest rate.

The Company recognizes a gain and a related asset for the fair value of the rights to service loans for others when loans are sold. The Company sold substantially all of its conforming long-term residential mortgage loans originated during 2002, 2001, and 2000 for cash proceeds equal to the fair value of the loans.

The following table summarizes the Company's mortgage servicing rights assets as of December 31, 2002 and 2001.

(Dollars in thousands)	December 31, 2001	Additions	Reductions	December 31, 2002
Mortgage Servicing Rights	$1,512	$2,022	($713)	$2,821

The recorded value of mortgage servicing rights is included in other assets, and is amortized in proportion to, and over the period of, estimated net servicing revenues. The Company assesses capitalized mortgage servicing rights for impairment based upon the fair value of those rights at each reporting date. For purposes of measuring impairment, the rights are stratified based upon the product type, term and interest rates. Fair value is determined by discounting estimated net future cash flows from mortgage servicing activities using discount rates that approximate current market rates and estimated prepayment rates, among other assumptions. The amount of impairment recognized, if any, is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value. Impairment, if any, is recognized through a valuation allowance for each individual stratum.

At December 31, 2002, the Company had no mortgage loans held for sale. At December 31, 2002 and 2001, the Company serviced real estate mortgage loans for others of $307 million and $196 million, respectively.

Premises and Equipment

Premises and equipment, including those acquired under capital lease, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated useful lives of the related assets or lease terms. Asset lives range from 3-10 years for furniture and equipment and 15-40 years for land improvements and buildings.

Other Real Estate Owned

Real estate acquired by foreclosure is carried at the lower of the recorded investment in the property or its fair value less estimated disposition costs. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired less estimated disposition costs by a charge to the allowance for loan losses, when necessary. Any subsequent write-downs are recorded as a valuation allowance with a charge to other expenses in the income statement together with other expenses related to such properties, net of related income. Gains and losses on disposition of such property are included in other income or other expenses as applicable.

Identifiable Intangible Assets
Identifiable intangible assets consist of core deposit intangibles and minimum pension liability.

The following table summarizes the Company's core deposit intangible as of December 31, 2002 and 2001.

(Dollar in Thousands)	December 31, 2001	Additions	Reductions	December 31, 2002
Core deposit intangibles	$10,278			$10,278
Accumulated amortization	(5,725)		($911)	(6,636)
Core deposit intangibles, net	$4,553		($911)	$3,642

Core deposit premiums are scheduled to amortize at a rate of $227,700 per quarter through the quarter ended December 31, 2006. Core deposit premiums are amortized using an accelerated method over a period of ten years. The Company reviews for impairment of certain intangibles held, whenever events or changes indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The following table summarizes the Company's minimum pension liability intangible as of December 31, 2002 and 2001.

(Dollar in Thousands)	December 31, 2001	Additions	Reductions	December 31, 2002
Minimum pension liability intangible	$517		($116)	$401

Intangible assets related to minimum pension liability are adjusted annually based upon actuarial estimates.

Income Taxes
The Company's accounting for income taxes is based on an asset and liability approach. The Company recognizes the amount of taxes payable or refundable for the current year, and deferred tax assets and liabilities for the future tax consequences that have been recognized in its financial statements or tax returns. The measurement of tax assets and liabilities is based on the provisions of enacted tax laws.

Cash Flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.

Stock-Based Compensation
The Company uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair value based method to account for stock option plans. The fair value based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Company has elected to continue to use the intrinsic value method.

Had compensation cost for the Company's option plans been determined in accordance with SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share amounts)		2002	2001	2000
Net income	As reported	$14,069	$12,419	$12,623
	Pro forma	$13,857	$12,253	$12,507
Basic earnings per share	As reported	$2.00	$1.76	$1.76
	Pro forma	$1.97	$1.73	$1.74
Diluted earnings per share	As reported	$1.96	$1.72	$1.72
	Pro forma	$1.93	$1.70	$1.70
Stock-based employee compensation cost, net of related tax effects, included in net income	As reported	$0	$0	$40
	Pro forma	$212	$166	$156

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000: risk-free interest rate of 4.01%, 4.80% and 6.65%; expected dividend yield of 3.3%, 4.9% and 4.7%; expected life of 6 years, 6 years and 6 years; expected volatility of 27%, 28% and 30%, respectively. The weighted average grant date fair value of an option to purchase one share of common stock granted in 2002, 2001, and 2000 was $5.37, $3.26, and $3.99, respectively.

Comprehensive Income

For the Company, comprehensive income includes net income reported on the statement of income, changes in the fair value of its available-for-sale investments, and changes in the minimum pension liability reported as a component of shareholders' equity.

The changes in the components of accumulated other comprehensive income for the years ended December 31, 2002, 2001, and 2000 are reported as follows:

	2002	2001	2000
Unrealized Gain (Loss) on Securities		(in thousands)	
Beginning Balance	$117	($324)	($5,533)
Unrealized gain (loss) arising during the period, net of tax	2,931	(669)	$5,209
Less: Reclassification adjustment for net realized gains on securities available for sale included in net income during the year, net of tax of $0, $681 and $0, respectively	—	1,110	—
Ending Balance	$3,048	$117	($324)
Minimum Pension Liability			
Beginning Balance	($772)	$ —	$ —
Change in minimum pension liability, net of tax of 18, ($517), and $0, respectively	27	($772)	—
Ending Balance	($745)	($772)	—
Total accumulated other comprehensive income (loss), net	$2,303	($655)	($324)

Reclassifications

Certain amounts previously reported in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications did not affect previously reported net income or total shareholders' equity.

Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 141, "Business Combinations" (SFAS 141), and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized after 2001, but instead be periodically evaluated for impairment. Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives to their estimated residual values, and also reviewed for impairment.

Effective January 1, 2002, the Company was required to adopt the provisions of SFAS 142. Accordingly, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate accounting literature. The Company was also required to reassess the useful lives and residual values of all such intangible assets and make any necessary amortization period adjustments by March 31, 2002. No such adjustments were required to be made.

As of the date of adoption, the Company had identifiable intangible assets consisting of core deposit premiums and minimum pension liability. Core deposit premiums are amortized using an accelerated method over a period of ten years. Intangible assets related to minimum pension liability are adjusted annually based upon actuarial estimates. The Company has no goodwill (unidentifiable intangible assets).

Note 2 - Restricted Cash Balances

Reserves (in the form of deposits with the Federal Reserve Bank) of $500,000 were maintained to satisfy Federal regulatory requirements at December 31, 2002 and December 31, 2001. These reserves are included in cash and due from banks in the accompanying balance sheets.

Note 3 - Investment Securities

The amortized cost and estimated fair values of investments in debt and equity securities are summarized in the following tables. Also included in the following table are other securities that do not have readily determinable fair value because their ownership is restricted and they lack a market. These other securities are carried at cost and consist mainly of Federal Home Loan Bank stock with a cost of $4,228,000 and $4,000,000 at December 31, 2002 and 2001, respectively:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale	(in thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 58,823	$ 319	$ -	$ 59,142
Obligations of states and political subdivisions	42,016	2,028	(8)	44,036
Mortgage-backed securities	213,770	4,693	-	218,463
Corporate debt securities	13,742	261	(2,033)	11,970
Total securities available-for-sale	328,351	7,301	(2,041)	333,611
Other securities	4,413			4,413
Totals	$ 332,764	$ 7,301	$ (2,041)	$ 338,024

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale	(in thousands)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$29,991	$ 34	$ (142)	$29,883
Obligations of states and political subdivisions	44,524	833	(124)	45,233
Mortgage-backed securities	131,972	1,246	(217)	133,001
Corporate debt securities	13,731	177	(1,620)	12,288
Total securities available-for-sale	220,218	2,290	(2,103)	220,405
Other securities	4,185			4,185
Totals investment securities	$224,403	$2,290	$(2,103)	$224,590

The amortized cost and estimated fair value of debt securities at December 31, 2002 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands)	
Investment Securities		
Due in one year	$11,974	$12,149
Due after one year through five years	58,864	59,563
Due after five years through ten years	85,889	87,125
Due after ten years	171,624	174,774
No stated maturity	4,413	4,413
Totals	$332,764	$338,024

Proceeds from sales of investment securities were as follows:

For the Year	Gross Proceeds	Gross Gains	Gross Losses
		(in thousands)	
2002	—	—	—
2001	$14,119	$1,796	$4
2000	—	—	—

Investment securities with an aggregate carrying value of $104,561,000 and $93,605,000 at December 31, 2002 and 2001, respectively, were pledged as collateral for specific borrowings, lines of credit and local agency deposits.

Note 4 - Allowance for Loan Losses

Activity in the allowance for loan losses was as follows:

	Years Ended December 31,		
	2002	2001	2000
		(in thousands)	
Balance, beginning of year	$13,058	$11,670	$11,037
Provision for loan losses	2,800	4,400	5,000
Loans charged off	(1,786)	(3,213)	(4,705)
Recoveries of loans previously charged off	305	201	338
Balance, end of year	$14,377	$13,058	$11,670

Loans classified as nonaccrual amounted to approximately $8,140,000, $5,466,000 and $12,262,000 at December 31, 2002, 2001, and 2000, respectively. These nonaccrual loans were classified as impaired and are included in the recorded balance in impaired loans for the respective years shown below. If interest on those loans had been accrued, such income would have been approximately $477,000, $260,000 and $731,000 in 2002, 2001 and 2000, respectively.

As of December 31, the Company's recorded investment in impaired loans and the related valuation allowance were as follows (in thousands):

	2002	
	Recorded Investment	Valuation Allowance
Impaired loans -		
Valuation allowance required	$8,180	$881
No valuation allowance required	—	—
Total impaired loans	$8,180	$881

	2001	
	Recorded Investment	Valuation Allowance
Impaired loans -		
Valuation allowance required	$6,050	$881
No valuation allowance required	—	—
Total impaired loans	$6,050	$881

This valuation allowance is included in the allowance for loan losses shown above for the respective year. The average recorded investment in impaired loans was $7,115,000, $9,639,000 and, $7,954,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company recognized interest income on impaired loans of $733,000, $441,000 and $1,171,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 5 - Premises and Equipment

Premises and equipment were comprised of:

	December 31,	
	2002	2001
	(in thousands)	
Premises	$13,031	$12,269
Furniture and equipment	18,092	16,133
	31,123	28,402
Less:		
Accumulated depreciation and amortization	(17,401)	(15,466)
	13,722	12,936
Land and land improvements	3,502	3,521
	$17,224	$16,457

Depreciation and amortization of premises and equipment amounted to $2,329,000, $2,243,000 and $2,152,000 in 2002, 2001 and 2000, respectively.

Note 6 - Time Deposits

At December 31, 2002, the scheduled maturities of time deposits were as follows (in thousands):

	Scheduled Maturities
2003	$210,757
2004	17,970
2005	8,577
2006	966
2007 and thereafter	53,726
Total	$291,996

Note 7 - Long-Term Debt and Other Borrowings

Long-term debt is as follows:

	December 31,	
	2002	2001
	(in thousands)	
FHLB loan, fixed rate of 5.41% payable on April 7, 2008, callable in its entirety by FHLB on a quarterly basis beginning April 7, 2003	$20,000	$20,000
FHLB loan, fixed rate of 5.35% payable on December 9, 2008	1,500	1,500
FHLB loan, fixed rate of 5.77% payable on February 23, 2009	1,000	1,000
Capital lease obligation on premises, effective rate of 13% payable monthly in varying amounts through December 1, 2009	424	456
Total long-term debt	$22,924	$22,956

The Company maintains a collateralized line of credit with the Federal Home Loan Bank of San Francisco. Based on the FHLB stock requirements at December 31, 2002, this line provided for maximum borrowings of $58,848,000 of which $22,500,000 was outstanding, leaving $36,348,000 available. The maximum month-end outstanding balances of short term reverse repurchase agreements in 2002 and 2001 were $0 and $0, respectively. The Company has available unused lines of credit totaling $52,500,000 for Federal funds transactions at December 31, 2002.

Note 8 - Commitments and Contingencies (See also Note 16)

At December 31, 2002, future minimum commitments under non-cancelable capital and operating leases with initial or remaining terms of one year or more are as follows:

	Capital Leases	Operating Leases
	(in thousands)	
2003	$90	$1,115
2004	91	970
2005	92	828
2006	93	660
2007	94	604
Thereafter	192	2,102
Future minimum lease payments	652	$6,279
Less amount representing interest	228	
Present value of future lease payments	$ 424	

Rent expense under operating leases was $1,201,000 in 2002, $1,241,000 in 2001 and $971,000 in 2000.

The Company is a defendant in legal actions arising from normal business activities. Management believes, after consultation with legal counsel, that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's financial position or results from operations.

Note 9 – Shareholders' Equity

Dividends Paid
The Bank paid to the Company cash dividends in the aggregate amounts of $5,779,000, $12,187,000 and $7,118,000 in 2002, 2001 and 2000, respectively. The Bank is regulated by the Federal Deposit Insurance Corporation (FDIC) and the State of California Department of Financial Institutions. California banking laws limit the Bank's ability to pay dividends to the lesser of (1) retained earnings or (2) net income for the last three fiscal years, less cash distributions paid during such period. Under this regulation, at December 31, 2002, the Bank may pay dividends of $15,390,000.

Shareholders' Rights Plan
On June 25, 2001, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Plan designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company.

The Company adopted this Rights Plan to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires 15% or more of the Company's outstanding common stock without approval of the Company's Board of Directors. The Rights Plan was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Plan, a dividend of one Preferred Stock Purchase Right was declared for each common share held of record as of the close of business on July 10, 2001. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Right's initial exercise price, which is subject to adjustment, is $49.00 per Right. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.01 per Right until an acquiring entity acquires a 15% position. The Rights expire on July 10, 2011.

Stock Repurchase Plan
On March 15, 2001, the Company announced the completion of its stock repurchase plan initially announced on July 20, 2000. Under this repurchase plan, the Company repurchased a total of 150,000 shares of which 110,000 shares were repurchased since December 31, 2000.

On October 19, 2001, the Company announced the completion of its stock repurchase plan initially announced on March 15, 2001. Under this repurchase plan, the Company repurchased a total of 150,000 shares.

Also on October 19, 2001, the Company announced that its Board of Directors approved a new plan to repurchase, as conditions warrant, up to 150,000 additional shares of the Company's stock on the open market or in privately negotiated transactions. The timing of purchases and the exact number of shares to be purchased will depend on market conditions. The 150,000 shares covered by this repurchase plan represented approximately 2.2% of the Company's 6,992,080 then outstanding common shares. As of December 31, 2002, the Company had repurchased 118,800 shares under this new plan.

Note 10 - Stock Options

In May 2001, the Company adopted the TriCo Bancshares 2001 Stock Option Plan (2001 Plan) covering officers, employees, directors of, and consultants to the Company. Under the 2001 Plan, the option price cannot be less than the fair market value of the Common Stock at the date of grant except in the case of substitute options. Options for the 2001 Plan expire on the tenth anniversary of the grant date. Vesting schedules under the 2001 Plan are determined individually for each grant.

In May 1995, the Company adopted the TriCo Bancshares 1995 Incentive Stock Option Plan (1995 Plan) covering key employees. Under the 1995 Plan, the option price cannot be less than the fair market value of the Common Stock at the date of grant. Options for the 1995 Plan expire on the tenth anniversary of the grant date. Vesting schedules under the 1995 Plan are determined individually for each grant.

The Company also has outstanding options under the TriCo Bancshares 1993 Nonqualified Stock Option Plan (1993 Plan). Options under the 1993 Plan were granted at an exercise price less than the fair market value of the common stock and vest over a six year period. Unexercised options for the 1993 Plan terminate 10 years from the date of the grant.

Stock option activity is summarized in the following table:

	Number Of Shares	Option Price Per Share			Weighted Average Exercise Price	Weighted Average Fair Value of Grants
Outstanding at						
December 31, 1999	500,891	4.95	to	18.25	7.82	
Options granted	118,900	16.13	to	16.13	16.13	$3.99
Options exercised	(78,625)	5.24	to	5.24	5.24	
Options forfeited	(750)	18.25	to	18.25	18.25	
Outstanding at						
December 31, 2000	540,416	4.95	to	18.25	10.01	
Options granted	323,000	16.10	to	16.40	16.38	$3.26
Options exercised	(192,530)	4.95	to	5.24	5.22	
Options forfeited	(12,000)	16.13	to	18.25	16.92	
Outstanding at						
December 31, 2001	658,886	$5.24	to	$18.25	$14.41	
Options granted	40,500	23.44	to	24.76	23.88	$5.37
Options exercised	(69,986)	5.24	to	18.25	6.10	
Options forfeited	(2,000)	24.25	to	24.25	24.25	
Outstanding at						
December 31, 2002	627,400	$5.24	to	$24.76	$15.92	

The following table shows the number, weighted-average exercise price, and the weighted average remaining contractual life of options outstanding, and the number and weighted-average exercise price of options exercisable as of December 31, 2002 by range of exercise price:

	Outstanding Options			Exercisable Options	
Range of Exercise Price	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Number	Weighted-Average Exercise Price
$4-$6	31,550	$5.24	0.92 years	31,550	$5.24
$8-$10	20,700	$8.93	2.44	20,700	$8.93
$12-$14	30,000	$12.25	3.48	30,000	$12.25
$14-$16	15,000	$14.17	4.01	15,000	$14.17
$16-$18	432,400	$16.32	8.11	176,284	$16.30
$18-$20	59,250	$18.25	4.78	59,250	$18.25
$22-$24	20,000	$23.44	9.94	-	-
$24-$26	18,500	$24.32	9.37	500	$24.76

Of the stock options outstanding as of December 31, 2002, 2001, and 2000, options on shares totaling 333,284, 330,046, and 426,902, respectively, were exercisable at weighted average prices of $14.70, $12.50, and $8.38, respectively.

The Company has stock options outstanding under the three option plans described above. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized except for the options granted under the 1993 plan. The Company recognized expense of $0, $0, and $69,000 for the 1993 Plan options in 2002, 2001 and 2000, respectively.

Note 11 - Other Noninterest Income and Expenses

The components of other noninterest income were as follows:

	Years Ended December 31,		
	2002	2001	2000
	(in thousands)		
Increase in cash value of insurance policies	$606	$476	$657
Sale of customer checks	264	283	286
Gain on sale of other real estate owned	7	80	83
Other	909	841	1,316
Total other noninterest income	$1,786	$1,680	$2,342

The components of other noninterest expenses were as follows:

	Years Ended December 31,		
	2002	2001	2000
		(in thousands)	
Equipment and data processing	$4,095	$3,694	$3,376
Occupancy	2,954	2,806	2,587
Professional fees	1,696	1,087	1,005
Telecommunications	1,422	1,253	957
Advertising	1,263	1,132	1,336
Intangible amortization	911	911	965
ATM network charges	847	913	770
Postage	801	639	486
Courier service	720	661	608
Operational losses	534	227	807
Assessments	233	223	222
Net other real estate owned expense	26	175	127
Other	6,179	5,687	4,737
Total other noninterest expenses	$21,681	$19,408	$17,983

Note 12 - Income Taxes

The current and deferred components of the income tax provision were comprised of:

	Years Ended December 31,		
	2002	2001	2000
		(in thousands)	
Current Tax Provision:			
Federal	$6,826	$5,975	$5,890
State	2,543	2,009	1,997
Total current	9,369	7,984	7,887
Deferred Tax Benefit:			
Federal	(735)	(518)	(511)
State	(512)	(142)	(139)
Total deferred	(1,247)	(660)	(650)
Provision for income taxes	$8,122	$ 7,324	$ 7,237

Taxes recorded directly to shareholders' equity are not included in the preceding table. These taxes (benefits) relating to changes in minimum pension liability amounting to ($19,000) in 2002, $541,000 in 2001 and $0 in 2000, unrealized gains and losses on available-for-sale investment securities amounting to $2,142 in 2002, $258,000 in 2001 and $2,996,000 in 2000, and benefits related to employee stock options of ($436,000) in 2002, ($867,000) in 2001 and ($254,000) in 2000 were recorded directly to shareholders' equity.

The provisions for income taxes applicable to income before taxes for the years ended December 31, 2002, 2001 and 2000 differ from amounts computed by applying the statutory Federal income tax rates to income before taxes. The effective tax rate and the statutory federal income tax rate are reconciled as follows:

	Years Ended December 31,		
	2002	2001	2000
Federal statutory income tax rate	35.0%	35.0%	34.0%
State income taxes, net of federal tax benefit	6.0	6.5	6.2
Tax-exempt interest on municipal obligations	(3.3)	(3.9)	(3.9)
Other	(1.1)	(0.5)	0.1
Effective Tax Rate	36.6%	37.1%	36.4%

The components of the net deferred tax asset of the Company as of December 31, were as follows:

	2002	2001
	(in thousands)	
Deferred Tax Assets:		
Loan losses	$6,045	$ 5,223
Deferred compensation	3,523	3,061
Intangible amortization	980	895
State taxes	871	695
Pension liability	522	541
Fixed asset write down	232	220
Nonaccrual interest	201	109
OREO write downs	160	167
Stock option amortization	32	93
Total deferred tax assets	12,566	11,004
Deferred Tax Liabilities:		
Unrealized gain on securities	(2,221)	(79)
Depreciation	(645)	(658)
Securities income	(419)	(331)
Securities accretion	(418)	(368)
Capital leases	(95)	(98)
Other, net	(339)	(136)
Total deferred tax liability	(4,137)	(1,670)
Net deferred tax asset	$8,429	$ 9,334

Note 13 - Retirement Plans

Substantially all employees with at least one year of service are covered by a discretionary employee stock ownership plan (ESOP). Contributions are made to the plan at the discretion of the Board of Directors. Contributions to the plan(s) totaling $955,000 in 2002, $850,000 in 2001 and $842,000 in 2000 are included in salary expense.

The Company has an Executive Deferred Compensation Plan and a Director Deferred Compensation Plan, which allow directors and key executives designated by the Board of Directors of the Company to defer a portion of their compensation. The Company has purchased insurance on the lives of the participants and intends to use the cash values of these policies ($6,564,000 and $6,304,000 at December 31, 2002 and 2001, respectively) to pay the deferred compensation obligations of $4,451,000 and $3,609,000 at December 31, 2002 and 2001, respectively.

The Company has a supplemental retirement plan for directors and a supplemental executive retirement plan covering key executives. These plans are non-qualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and intends to use the cash values of these policies ($8,644,000 and $8,298,000 at December 31, 2002 and 2001, respectively) to pay the retirement obligations.

In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Bank recorded in Other Liabilities an additional minimum pension liability of $1,642,000 related to the supplemental retirement plan as of December 31, 2002. These amounts represent the amount by which the accumulated benefit obligations for this retirement plan exceeded the fair value of plan assets plus amounts previously accrued related to the plan. These additional liabilities have been offset by an intangible asset to the extent of previously unrecognized net transitional obligation and unrecognized prior service costs of each plan. The amount in excess of previously unrecognized prior service cost and unrecognized net transitional obligation is recorded as a reduction of shareholders' equity in the amount of $745,000, representing the after-tax impact, at December 31, 2002.

The following table sets forth the plans' status:

	December 31, 2002	December 31, 2001
	(in thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$(6,261)	$(5,134)
Service cost	(107)	(86)
Interest cost	(428)	(372)
Amendments	--	(108)
Actuarial gain (loss)	(367)	(862)
Benefits paid	482	301
Benefit obligation at end of year	$(6,681)	$(6,261)
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Fair value of plan assets at end of year	$ —	$ —
Funded status	$(6,681)	$(6,261)
Unrecognized net obligation existing at January 1, 1986	80	115
Unrecognized net actuarial loss	2,354	2,075
Unrecognized prior service cost	321	402
Intangible asset	(401)	(517)
Accumulated other comprehensive income	(1,243)	(1,289)
Accrued benefit cost	$(5,570)	$(5,475)

	Years Ended December 31, 2002	2001	2000
	(in thousands)		
Net pension cost included the following components:			
Service cost-benefits earned during the period	$107	$ 86	$ 74
Interest cost on projected benefit obligation	428	372	317
Amortization of net obligation at transition	35	35	35
Amortization of prior service cost	81	39	13
Recognized net actuarial loss	87	53	41
Net periodic pension cost	$738	$585	$480

The net periodic pension cost was determined using a discount rate assumption of 7.00% for 2002, 7.25% for 2001 and 7.25% for 2000, respectively. The rates of increase in compensation used in each year were 2.5% to 5%.

Note 14 - Earnings per Share

The Company's basic and diluted earnings per share are as follows (in thousands except per share data):

	Year Ended December 31, 2002		
	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Share			
Net income available to common shareholders	$14,069	7,019,205	$2.00
Common stock options outstanding	—	173,809	
Diluted Earnings per Share			
Net income available to common shareholders	$14,069	7,193,014	$1.96

	Year Ended December 31, 2001		
	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Share			
Net income available to common shareholders	$12,419	7,072,588	$1.76
Common stock options outstanding	—	146,641	
Diluted Earnings per Share			
Net income available to common shareholders	$12,419	7,219,229	$1.72

	Year Ended December 31, 2000		
	Income	Weighted Average Shares	Per Share Amount
Basic Earnings per Share			
Net income available to common shareholders	$12,623	7,191,790	$1.76
Common stock options outstanding	—	148,939	
Diluted Earnings per Share			
Net income available to common shareholders	$12,623	7,340,729	$1.72

Excluded from the computation of diluted earnings per share were 36,000, 0, and 184,150 options for the years ended December 31, 2002, 2001, and 2000, respectively, because the effect of these options was antidilutive.

Note 15 - Related Party Transactions

Certain directors, officers, and companies with which they are associated were customers of, and had banking transactions with, the Company or the Bank in the ordinary course of business. It is the Company's policy that all loans and commitments to lend to officers and directors be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers of the Bank.

The following table summarizes the activity in these loans for 2002:

Balance December 31, 2001	Advances/ New Loans	Removed/ Payments	Balance December 31, 2002
(in thousands)			
$6,369	$1,291	$4,322	$3,338

Note 16 - Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Contractual Amount December 31,	
	2002	2001
	(in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit:		
Commercial loans	$69,295	$72,646
Consumer loans	117,917	91,170
Real estate mortgage loans	6,028	2,932
Real estate construction loans	25,105	23,952
Standby letters of credit	8,818	4,391

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on Management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. Most standby letters of credit are issued for one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements vary, but in general follow the requirements for other loan facilities.

Note 17 - Concentration of Credit Risk

The Company grants agribusiness, commercial, consumer, and residential loans to customers located throughout the northern San Joaquin Valley, the Sacramento Valley and northern mountain regions of California. The Company has a diversified loan portfolio within the business segments located in this geographical area.

Note 18 - Disclosure of Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value. Cash and due from banks, fed funds purchased and sold, accrued interest receivable and payable, and short-term borrowings are considered short-term instruments. For these short-term instruments their carrying amount approximates their fair value.

Securities
For all securities, fair values are based on quoted market prices or dealer quotes. See Note 3 for further analysis.

Loans
The fair value of variable rate loans is the current carrying value. The interest rates on these loans are regularly adjusted to market rates. The fair value of other types of fixed rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The allowance for loan losses is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

Deposit Liabilities and Long-Term Debt
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. These values do not consider the estimated fair value of the Company's core deposit intangible, which is a significant unrecognized asset of the Company. The fair value of time deposits and debt is based on the discounted value of contractual cash flows.

Commitments to Extend Credit and Standby Letters of Credit
The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counter parties. For fixed rate loan commitments, fair

value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counter parties at the reporting date.

Fair value for financial instruments are management's estimates of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including, any mortgage banking operations, deferred tax assets, and premises and equipment. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of these estimates.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2002	
	Carrying Amount	Fair Value
	(in thousands)	
Financial assets:		
Cash and due from banks	$67,170	$67,170
Federal funds sold	8,100	8,100
Securities:		
Available-for-sale	338,024	338,024
Loans, net	673,145	667,535
Accrued interest receivable	5,644	5,644
Financial liabilities:		
Deposits	1,005,237	972,323
Accrued interest payable	2,927	2,927
Long-term borrowings	22,924	25,347
	Contract Amount	
Off-balance sheet:		
Commitments	218,345	21,835
Standby letters of credit	8,818	88

	December 31, 2001	
	Carrying Amount	Fair Value
	(in thousands)	
Financial assets:		
Cash and due from banks	$59,264	$59,264
Federal funds sold	18,700	18,700
Securities:		
Available-for-sale	224,590	224,590
Loans, net	645,674	637,000
Accrued interest receivable	5,522	5,522
Financial liabilities:		
Deposits	880,393	832,380
Accrued interest payable	3,488	3,488
Long-term borrowings	22,956	24,156
	Contract Amount	
Off-balance sheet:		
Commitments	108,700	10,870
Standby letters of credit	4,391	44

Note 19 - TriCo Bancshares Financial Statements

TriCo Bancshares (Parent Only) Balance Sheets

Assets	December 31, 2002	December 31, 2001
	(in thousands)	
Cash and Cash equivalents	$239	$241
Securities available-for-sale	180	180
Investment in Tri Counties Bank	96,708	85,446
Other assets	1,887	1,066
Total assets	$99,014	$86,933
Liabilities and shareholders' equity		
Total liabilities	$ —	$ —
Shareholders' equity:		
Common stock, no par value:		
Authorized 20,000,000 shares; issued and outstanding 7,060,965 and 7,000,980 shares, respectively	$50,472	$49,679
Retained earnings	46,239	37,909
Accumulated other comprehensive income (loss)	2,303	(655)
Total shareholders' equity	99,014	86,933
Total liabilities and shareholders' equity	$99,014	$86,933

Statements of Income

	Years Ended December 31, 2002	2001	2000
	(in thousands)		
Interest income	$18	$17	$18
Administration expense	416	980	980
Loss before equity in net income of Tri Counties Bank	(398)	(963)	(962)
Equity in net income of Tri Counties Bank:			
Distributed	5,779	12,187	7,118
Undistributed	8,522	798	6,070
Income taxes	166	397	397
Net income	$14,069	$12,419	$12,623

Statements of Cash Flows

	Years ended December 31,		
	2002	2001	2000
	(in thousands)		
Operating activities:			
Net income	$14,069	$12,419	$12,623
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed equity in Tri Counties Bank	(8,522)	(798)	(6,070)
Deferred income taxes	(167)	(397)	(397)
Net cash provided by operating activities	5,380	11,224	6,156
Financing activities:			
Issuance of common stock	427	1,005	411
Repurchase of common stock	(189)	(6,618)	(776)
Cash dividends — common	(5,620)	(5,642)	(5,680)
Net cash used for financing activities	(5,382)	(11,255)	(6,045)
(Decrease) increase in cash and cash equivalents	(2)	(31)	111
Cash and cash equivalents at beginning of year	241	272	161
Cash and cash equivalents at end of year	$239	$241	$272

Note 20 - Regulatory Matters

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2002, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that Management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$102,378	11.97%	≥$68,427	≥8.0%	≥$85,534	≥10.0%
Tri Counties Bank	$100,046	11.73%	≥$68,259	≥8.0%	≥$85,324	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	$91,641	10.71%	≥$34,213	≥4.0%	≥$51,320	≥ 6.0%
Tri Counties Bank	$89,335	10.47%	≥$34,130	≥4.0%	≥$51,195	≥ 6.0%
Tier I Capital (to Average Assets):						
Consolidated	$91,641	8.27%	≥$44,304	≥4.0%	≥$55,380	≥ 5.0%
Tri Counties Bank	$89,369	8.08%	≥$44,222	≥4.0%	≥$55,278	≥ 5.0%
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$91,418	11.68%	≥$62,620	≥8.0%	≥$78,275	≥10.0%
Tri Counties Bank	$89,253	11.43%	≥$62,466	≥8.0%	≥$78,083	≥10.0%
Tier I Capital (to Risk Weighted Assets):						
Consolidated	$81,595	10.43%	≥$31,310	≥4.0%	≥$46,965	≥ 6.0%
Tri Counties Bank	$79,454	10.18%	≥$31,233	≥4.0%	≥$46,850	≥ 6.0%
Tier I Capital (to Average Assets):						
Consolidated	$81,595	8.17%	≥$39,941	≥4.0%	≥$49,926	≥ 5.0%
Tri Counties Bank	$79,454	7.97%	≥$39,865	≥4.0%	≥$49,832	≥ 5.0%

Note 21 - Summary of Quarterly Results of Operations (unaudited)

The following table sets forth the results of operations for the four quarters of 2002 and 2001, and is unaudited; however, in the opinion of Management, it reflects all adjustments (which include only normal recurring adjustments) necessary to present fairly the summarized results for such periods.

	2002 Quarters Ended			
	December 31,	September 30,	June 30,	March 31,
(Dollars in thousands, except per share data)				
Interest income	$16,228	16,435	16,075	15,958
Interest expense	3,245	3,227	3,179	3,263
Net interest income	12,983	13,208	12,896	12,695
Provision for loan losses	800	700	500	800
Net interest income after provision for loan losses	12,183	12,508	12,396	11,895
Noninterest income	5,998	5,413	3,943	3,826
Noninterest expense	12,473	12,133	10,963	10,402
Income before income taxes	5,708	5,788	5,376	5,319
Income tax expense	1,960	2,161	2,011	1,990
Net income	$ 3,748	$ 3,627	$ 3,365	$ 3,329
Per common share:				
Net income (diluted)	$ 0.52	$ 0.50	$ 0.47	$ 0.47
Dividends	$ 0.20	$ 0.20	$ 0.20	$ 0.20

	2001 Quarters Ended			
	December 31,	September 30,	June 30,	March 31,
(Dollars in thousands, except per share data)				
Interest income	$16,860	$18,259	$18,327	$18,552
Interest expense	4,356	5,612	6,323	7,195
Net interest income	12,504	12,647	12,004	11,357
Provision for loan losses	1,150	600	775	1,875
Net interest income after provision for loan losses	11,354	12,047	11,229	9,482
Noninterest income	3,920	3,713	3,577	5,028
Noninterest expense	10,170	10,465	10,233	9,739
Income before income taxes	5,104	5,295	4,573	4,771
Income tax expense	1,746	2,050	1,736	1,792
Net income	$3,358	$ 3,245	$ 2,837	$ 2,979
Per common share:				
Net income (diluted)	$ 0.47	$ 0.45	$ 0.39	$ 0.41
Dividends	$ 0.20	$ 0.20	$ 0.20	$ 0.20

Note 22 – Business Segments

The Company is principally engaged in traditional community banking activities provided through its 32 branches and 10 in-store branches located throughout Northern and Central California. Community banking activities include the Bank's commercial and retail lending, deposit gathering and investment and liquidity management activities. In addition to its community banking services, the Bank offers investment brokerage and leasing services. These activities are monitored and reported by Bank management as separate operating segments.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates segment performance based on net interest income, or profit or loss from operations, before income taxes not including nonrecurring gains and losses. The results of the separate branches have been aggregated into a single reportable segment, Community Banking. The Company's leasing, investment brokerage and real estate segments do not meet aggregation or materiality criteria and therefore are reported as "Other" in the following table.

Summarized financial information for the years ended December 31, 2002, 2001 and 2000 concerning the Bank's reportable segments is as follows (in thousands):

	Community Banking	Other	Total
2002			
Net interest income	$50,755	$1,027	$51,782
Noninterest income	16,243	2,937	19,180
Noninterest expense	43,904	2,067	45,971
Net income	12,864	1,205	14,069
Assets	$1,128,148	$16,426	$1,144,574
2001			
Net interest income	$46,804	$1,708	$48,512
Noninterest income	13,331	2,907	16,238
Noninterest expense	38,654	1,953	40,607
Net income	10,729	1,690	12,419
Assets	$990,279	$15,168	$1,005,447
2000			
Net interest income	$46,902	$882	$47,784
Noninterest income	11,783	3,139	14,922
Noninterest expense	35,864	1,982	37,846
Net income	11,328	1,295	12,623
Assets	$956,447	$15,624	$972,071

Note 23 – Acquisition

On October 7, 2002, TriCo Bancshares announced that on October 3, 2002 it signed a definitive agreement with Tri Counties Bank, its wholly owned subsidiary, and North State National Bank, pursuant to which TriCo Bancshares will acquire all of the outstanding stock of North State National Bank in exchange for cash of approximately $13 million, approximately 716,000 shares of TriCo Bancshares common stock and options to purchase approximately 92,450 shares of TriCo Bancshares common stock, subject to adjustments as set forth in the agreement. Based upon a closing price of $23.92 per share of TriCo Bancshares common stock on October 3, 2002, the transaction was valued at $31.8 million. On March 19, 2003, shareholders of North State National Bank approved the proposed merger.

Independent Auditors' Report

To the Board of Directors
TriCo Bancshares and Subsidiary:

We have audited the accompanying consolidated balance sheet of TriCo Bancshares and Subsidiary as of December 31, 2002, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of TriCo Bancshares as of December 31, 2001, and for the two years then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriCo Bancshares and Subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Sacramento, California
January 17, 2003

Independent Auditors' Report[1]

To the Board of Directors and Shareholders of TriCo Bancshares and Subsidiary:

We have audited the accompanying consolidated balance sheets of TriCo Bancshares (a California corporation) and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriCo Bancshares and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

San Francisco, California
January 18, 2002

(1) This report is a copy of a previously issued report and the predecessor auditor has not reissued the report. Revisions to prior-period financial statements are considered inconsequential.

MANAGEMENT'S LETTER OF FINANCIAL RESPONSIBILITY

To Our Shareholders:

The Management of TriCo Bancshares is responsible for the preparation, integrity, reliability and consistency of the information contained in this annual report. The consolidated financial statements, which necessarily include amounts based on judgments and estimates, were prepared in conformity with generally accepted accounting principles and prevailing practices in the banking industry. All other financial information appearing throughout this annual report is presented in a manner consistent with the consolidated financial statements.

Management has established and maintains a system of internal controls that provides reasonable assurance that the underlying financial records are reliable for preparing the consolidated financial statements, and that assets are safeguarded from unauthorized use or loss. This system includes extensive written policies and operating procedures and a comprehensive internal audit function, and is supported by the careful selection and training of staff, an organizational structure providing for division of responsibility, and a Code of Ethics covering standards of personal and business conduct.

Management believes that, as of December 31, 2002, the Company's internal control environment is adequate to provide reasonable assurance as to the integrity and reliability of the consolidated financial statements and related financial information contained in the annual report. However, there are limits inherent in all systems of internal accounting control and Management recognizes that errors or irregularities may occur. Based on the recognition that the costs of such systems should not exceed the benefits to be derived, Management believes the Company's system provides an appropriate cost/benefit balance.

The system of internal controls is under the general oversight of the Board of Directors acting through its Audit Committee, which is comprised entirely of outside directors. The Audit Committee monitors the effectiveness of and compliance with internal controls through a continuous program of internal audit. This is accomplished through periodic meetings with Management, internal auditors and independent auditors to assure that each is carrying out their responsibilities.

The Company's 2002 consolidated financial statements have been audited by KPMG LLP, independent certified public auditors elected by the shareholders. All financial records and related data, as well as the minutes of shareholders and directors meetings, have been made available to them. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

Richard P. Smith
President and Chief Executive Officer

Thomas J. Reddish
Vice President and Chief Financial Officer

ITEM 9. CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On March 22, 2002, the Company decided not to renew the engagement of its independent public accountants, Arthur Andersen LLP ("Andersen"). This determination followed the Company's decision to seek proposals from other independent accountants to audit the Company's consolidated financial statements for the year ending December 31, 2002.

The decision not to renew the engagement of Andersen was made by the Board of Directors based upon a recommendation of its Audit Committee.

During the Company's the fiscal year ended December 31, 2001, and during the interim period from December 31, 2001 through March 22, 2002, there were no disagreements between the Company and Andersen on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the matter of the disagreement in connection with their reports. The audit reports of Andersen on the consolidated financial statements of the Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor were these opinions qualified or modified as to uncertainty, audit scope or accounting principles. The Company requested that Andersen furnish it with a letter, addressed to the commission stating whether or not it agrees with the above statements. The letter from Andersen is incorporated by reference from the Company's 8-K dated March 27, 2002.

Effective March 22, 2002, the Board of Directors, based upon a recommendation of its Audit Committee, retained KPMG LLP ("KPMG") as its independent accountants to audit the Company's consolidated financial statements for the year ending December 31, 2002. The decision to retain KPMG was ratified by shareholders at the Annual Meeting of Shareholders in May 2002.

During the Company's two fiscal years ended December 31, 2001, and during the interim period through March 22, 2002, there were no reportable events as defined in Item 301 (a)(1)(v) of Regulation S-K.

During the Company's two fiscal years ended December 31, 2001, and during the interim period through March 22, 2002, the Company did not consult with KPMG regarding either:

(i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements; or

(ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of regulation S-K and related instruction to this Item) or a reportable event identified (as described in Item 304(a)(1)(v) of Regulation S-K and related instruction to this Item).

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information regarding directors and executive officers of the registrant required by this Item 10 is incorporated herein by reference from the "Board of Directors", "Executive Officers" and "Ownership of Voting Securities" sections of the Company's Proxy Statement for the annual meeting of shareholders to be held on May 13, 2003, which will be filed with the commission pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference from the "Compensation of Executive Officers" section of the Company's Proxy Statement for the annual meeting of shareholders to be held on May 13, 2003, which will be filed with the commission pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table shows Company common stock authorized for issuance under the Company's equity compensation plans as of December 31, 2002:

Plan category	# of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	# of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	627,400	$15.92	475,825
Equity compensation plans not approved by security holders	0	--	0

The information required by this Item 12 is incorporated herein by reference from the "Ownership of Voting Securities" section of the Company's Proxy Statement for the annual meeting of shareholders to be held on May 13, 2003, which will be filed with the commission pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item 13 is incorporated herein by reference from the "Committees and Meetings of the Board of Directors and Compensation of Directors" sections of the Company's Proxy Statement for the annual meeting of shareholders to be held on May 13, 2003, which will be filed with the commission pursuant to Regulation 14A.

ITEM 14. CONTROLS AND PROCEDURES

(a) The Chief Executive Officer, Richard Smith, and the Chief Financial Officer, Thomas Reddish, evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days of the filing of this report ("Evaluation Date"). Based on that evaluation, they concluded that as of the Evaluation Date the Company's disclosure controls and procedures are effective to allow timely communication to them of information relating to the Company and the Bank required to be disclosed in its filings with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended ("Exchange Act"). Disclosure controls and procedures are Company controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:

1. All Financial Statements.

   The consolidated financial statements of Registrant are listed at page 32 of Item 8 of this report, and are incorporated herein by reference.

2. Financial statement schedules.

   Schedules have been omitted because they are not applicable or are not required under the instructions contained in Regulation S-X or because the information required to be set forth therein is included in the consolidated financial statements or notes thereto at Item 8 of this report.

3. Exhibits.

   The following documents are included or incorporated by reference in this annual report on Form 10-K, and this list includes the Exhibit Index.

Exhibit No.	Exhibit Index
2*	Acquisition Agreement and Plan of Merger dated October 3, 2002, by and among TriCo Bancshares, Tri Counties Bank and North State National Bank filed as Exhibit 2 to TriCo's Form S-2 Registration Statement dated January 16, 2003 (No. 333-102546)
3.1*	Articles of Incorporation of TriCo Bancshares, as amended, filed as Exhibit 3.1 to TriCo's Report on Form 10-K for the year ended December 31, 1989.
3.2*	Bylaws of TriCo Bancshares, as amended, filed as Exhibit 3.2 to TriCo's Form S-4 Registration Statement dated January 16, 2003 (No. 333-102546)
4*	Certificate of Determination of Preferences of Series AA Junior Participating Preferred Stock filed as Exhibit 3.3 to TriCo's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001
10.1*	Rights Agreement dated June 25, 2001, between TriCo and Mellon Investor Services LLC filed as Exhibit 1 to TriCo's Form 8-A dated July 25, 2001
10.2*	Form of Change of Control Agreement dated April 1, 2001, between TriCo and each of Craig Carney, Richard O'Sullivan, Thomas Reddish, Ray Rios and Richard Smith, filed as Exhibit 10.9 to TriCo's Report on Form 10-Q for the quarter ended September 30, 2001
10.3*	TriCo's 1993 Non-Qualified Stock Option Plan filed as Exhibit 4.1 to TriCo's Form S-8 Registration Statement dated January 18, 1995 (No. 33-88704)
10.4*	TriCo's Non-Qualified Stock Option Plan filed as Exhibit 4.2 to TriCo's Form S-8 Registration Statement dated January 18, 1995 (No. 33-88704)
10.5*	TriCo's Incentive Stock Option Plan filed as Exhibit 4.3 to TriCo's Form S-8 Registration Statement dated January 18, 1995 (No. 33-88704)
10.6*	TriCo's 1995 Incentive Stock Option Plan filed as Exhibit 4.1 to TriCo's Form S-8 Registration Statement dated August 23, 1995 (No. 33-62063)

10.7* TriCo's 2001 Stock Option Plan filed as Exhibit 4 to TriCo's Form S-8 Registration Statement dated July 27, 2001 (No. 33-66064)

10.8* Employment Agreement between TriCo and Richard Smith dated April 10, 2001, filed as Exhibit 10.8 to TriCo's Form S-4 Registration Statement dated January 16, 2003 (No. 333-102546)

10.9* Tri Counties Bank Executive Deferred Compensation Plan dated September 1, 1987, as restated April 1, 1992, and amended November 12, 2002, filed as Exhibit 10.9 to TriCo's Form S-4 Registration Statement dated January 16, 2003 (No. 333-102546)

10.10* Tri Counties Bank Supplemental Retirement Plan for Directors dated September 1, 1987, as restated January 1, 2001, filed as Exhibit 10.10 to TriCo's Form S-4 Registration Statement dated January 16, 2003 (No. 333-102546)

10.11* Tri Counties Bank Supplemental Executive Retirement Plan effective September 1, 1987, filed as Exhibit 10.11 to TriCo's Form S-4 Registration Statement dated January 16, 2003 (No. 333-102546)

10.12* Tri Counties Bank Deferred Compensation Plan for Directors effective April 1, 1992, filed as Exhibit 10.12 to TriCo's Form S-4 Registration Statement dated January 16, 2003 (No. 333-102546)

11.1 Computation of earnings per share

21.1 Tri Counties Bank, a California banking corporation, is the sole subsidiary of Registrant

23.1 Consent of KPMG LLP

99.1 CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Previously filed and incorporated herein by reference.

(b) Reports on Form 8-K:

During the quarter ended December 31, 2002 the Company filed the following Current Reports on Form 8-K:

Description	Date of Report
Acquisition agreement and plan of merger by and among TriCo Bancshares, Tri Counties Bank and North State National Bank	October 3, 2002

(c) Exhibits filed:

See Exhibit Index under Item 15(a)(3) above for the list of exhibits required to be filed by Item 601 of regulation S-K with this report.

(d) Financial statement schedules filed:

See Item 15(a)(2) above.

ITEM 16. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 16 is incorporated herein by reference from the "Independent Public Accountants" section of the Company's Proxy Statement for the annual meeting of shareholders to be held on May 13, 2003, which will be filed with the commission pursuant to Regulation 14A.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2003 TRICO BANCSHARES

By: /s/ Richard P. Smith
Richard P. Smith, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Date: March 18, 2003 /s/ Richard P. Smith
Richard P. Smith, President, Chief Executive
Officer and Director (Principal Executive Officer)

Date: March 18, 2003 /s/ Thomas J. Reddish
Thomas J. Reddish, Vice President and Chief Financial
Officer (Principal Financial and Accounting Officer)

Date: March 18, 2003 /s/ Donald J. Amaral
Donald J. Amaral, Director

Date: March 18, 2003 /s/ William J. Casey
William J. Casey, Director and Chairman
of the Board

Date: March 18, 2003 /s/ Craig S. Compton
Craig S. Compton, Director

Date: March 20, 2003 /s/ Wendell J. Lundberg
Wendell J. Lundberg, Director

Date: March 18, 2003 /s/ Donald E. Murphy
Donald E. Murphy, Director and
Vice Chairman of the Board

Date:	Robert H. Steveson, Director and Vice Chairman of the Board
Date: March 18, 2003	/s/ Carroll R. Taresh Carroll R. Taresh, Director
Date: March 18, 2003	/s/ Alex A. Vereschagin Alex A. Vereschagin, Jr., Director

CERTIFICATIONS

I, Richard P. Smith, certify that;

1. I have reviewed this annual report on Form 10-K of TriCo Bancshares;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:
   a. Designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors:
   a. All significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weakness in internal controls; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and
6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18, 2003

/s/ Richard P. Smith
Richard P. Smith
President and Chief Executive Officer
(Principal Executive Officer)

I, Thomas J. Reddish, certify that;

1. I have reviewed this annual report on Form 10-K of TriCo Bancshares;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:
   a. Designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors:
   a. All significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weakness in internal controls; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and
6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18, 2003

/s/ Thomas J. Reddish
Thomas J. Reddish
Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBITS

Exhibit 11.1

TRICO BANCSHARES
Computation of Earnings Per Share on Common and Common Equivalent Shares and on Common Shares Assuming Full Dilution

	Years ended December 31				
	2002	2001	2000	1999	1998
Shares used in the computation of earnings per share[1]					
Weighted daily average of shares outstanding	7,019,205	7,072,588	7,191,790	7,129,560	7,017,306
Shares used in the computation of diluted earnings per share	7,193,014	7,219,229	7,340,729	7,318,520	7,267,602
Net income used in the computation of earnings per common stock	$14,069	$12,419	$12,623	$11,403	$8,770
Basic earnings per share	$ 2.00	$ 1.76	$ 1.76	$ 1.60	$ 1.25
Diluted earnings per share	$ 1.96	$ 1.72	$ 1.72	$ 1.56	$ 1.21

[1]Retroactively adjusted for stock dividends and stock splits.

Exhibit 23.1

Independent Auditors' Consent

To the Audit Committee of the Board of Directors
TriCo Bancshares and Subsidiary:

We consent to the incorporation by reference in the registration statements (Nos. 33-88702, 33-62063, and 33-66064) on Form S-8 of our report dated January 17, 2003, relating to the consolidated balance sheet of TriCo Bancshares and Subsidiary as of December 31, 2002 and the related consolidated statements of income and comprehensive income, and shareholders' equity and cash flows for the year ended December 31, 2002, which report appears in the December 31, 2002, annual report on Form 10-K of TriCo Bancshares and Subsidiary.

Our report, dated January 17, 2003, contains an explanatory paragraph indicating that the consolidated balance sheet of TriCo Bancshares and Subsidiary as of December 31, 2001, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the two years then ended were audited by other auditors who have ceased operations.

/s/ KPMG LLP

Sacramento, California
March 20, 2003

Exhibit 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the Annual Report of TriCo Bancshares (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard P. Smith, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Richard P. Smith
Richard P. Smith
President and Chief Executive Officer

Exhibit 99.2

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the Annual Report of TriCo Bancshares (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas J. Reddish, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas J. Reddish
Thomas J. Reddish
Vice President and Chief Financial Officer



TriCo Bancshares

63 Constitution Drive
Chico, California 95973
(530) 898-0300
Fax: (530) 898-0310
www.tcbk.com